Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED
BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II)
IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Castle Biosciences, Inc.
a Delaware corporation,

Space Merger Sub, Inc.
a Delaware corporation,

Cernostics, Inc.,
a Delaware corporation, and

Shareholder Representative Services LLC,
as the Stockholders’ Agent

Dated as of October 18, 2021

i

(continued)

(continued)

(continued)

Exhibits
Exhibit A	-	Certain Definitions
Exhibit B	-	Form of Joinder Agreement
Exhibit C	-	Form of Accredited Investor Questionnaire
Exhibit D	-	Form of Lock-Up Agreement
Exhibit E	-	Form of Certificate of Merger
Exhibit F	-	Form of Escrow Agreement
Exhibit G	-	Form of Exchange Agent Agreement
Exhibit H	-	Form of Parachute Payment Waiver
Exhibit I	-	Form of Letter of Transmittal
Exhibit J	-	Form of Written Consent

Annexes

Annex A	-	Key Employees
Annex B	-	Specified Stockholders

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of October 18, 2021 (the “Agreement Date”), by and among Castle Biosciences, Inc., a Delaware corporation (“Acquirer”), Space Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquirer (“Merger Sub”), Cernostics, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney in fact of the Company Stockholders (the “Stockholders’ Agent”).  Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.
Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned subsidiary of Acquirer (the “Merger”) in accordance with this Agreement and Delaware Law.

B.
The board of directors of the Company (the “Company Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Law and (3) adopted a resolution directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.
The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein.

D.
Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each of the individuals listed under the heading “Key Employees” on Annex A (each, a “Key Employee,” and together, the “Key Employees”) has executed Acquirer’s employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), each to become effective upon the Closing (such Offer Letters, the “Key Employee Agreements”).

E.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company Stockholders identified on Annex B (the “Specified Stockholders”), are executing (i) a joinder agreement in substantially the form attached hereto as Exhibit B (the “Joinder Agreement”) and (ii) an accredited investor questionnaire and related documentation in the form set forth in Exhibit C (an “AIQ”) certifying that such Specified Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

F.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Specified Stockholders have each entered into a lock-up agreement in substantially the form attached hereto as Exhibit D (collectively, the “Lock-Up Agreements”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
The Merger

1.1          The Merger.

(a)          The Merger.  Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly owned subsidiary of Acquirer (sometimes referred to herein as the “Surviving Corporation”).

(b)          Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Law.

(c)          Closing.  Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of signatures and deliveries, at (i) 10:00 a.m. Pacific Time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other time as Acquirer and the Company agree.  The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)          Effective Time.  A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e)          Certificate of Incorporation and Bylaws; Directors and Officers.  Unless otherwise determined by Acquirer and the Company prior to the Effective Time, at the Effective Time: (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law; (ii) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time shall be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2          Closing Deliveries.

(a)	Acquirer Deliveries. Acquirer will deliver the following documents to the Company at or prior to the Closing:

(i)          a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied; and

(ii)          a certificate, dated as of the Closing Date and executed on behalf of Acquirer by its Secretary, certifying (A) the certificate of incorporation of Acquirer in effect as of the Closing, (B) the bylaws of Acquirer in effect as of the Closing and (C) the resolutions of the board of directors of Acquirer (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Acquirer and its stockholders and (II) approving this Agreement in accordance with the Delaware Law; and

(iii)          a certificate, dated as of the Closing Date and executed on behalf of Merger Sub by its Secretary, certifying (A) the certificate of incorporation of Merger Sub in effect as of the Closing, (B) the bylaws of Merger Sub in effect as of the Closing and (C) the resolutions of the board of directors of Merger Sub (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and Acquirer as its sole stockholder, (II) approving this Agreement in accordance with the Delaware Law and (III) directing that the adoption of this Agreement be submitted to Acquirer (in its capacity as the sole stockholder of Merger Sub) for consideration and recommending that Acquirer adopt this Agreement and approve the Merger;

(iv)        an Escrow Agreement, in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquirer and the Escrow Agent; and

(v)       an Exchange Agent Agreement, in substantially the form attached hereto as Exhibit G (the “Exchange Agent Agreement”), dated as of the Closing Date and executed by Acquirer and the Exchange Agent; and

(b)          Company Deliveries. The Company will deliver the following documents to Acquirer at or prior to the Closing:

(i)          a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) has been satisfied;

(ii)      a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing and (C) the resolutions of the Company Board (I) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the Delaware Law and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;

(iii)        letters of resignation reasonably satisfactory to Acquirer from each director and officer of the Company in office immediately prior to the Closing;

(iv)        unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Company Board or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of each of the Company Employee Plans that are intended to constitute a 401(k) arrangement (the “401(k) Plan”) and the Company Option Plans, and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and Treasury Regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;

(v)          a certificate from the Secretary of State of the State of Delaware and each other state or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing;

(vi)        the Spreadsheet completed to include all of the information specified in Section 5.8 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(vii)       the Estimated Closing Statement;

(viii)      FIRPTA documentation, consisting of (A) an original signed statement from the Company certifying that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) and reasonably satisfactory to Acquirer, and (B) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), together with written authorization for Acquirer to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably satisfactory to Acquirer;

(ix)       a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from each Person entitled to payment in respect of Unpaid Company Transaction Expenses pursuant to Section 5.9 or in respect of any Company Debt to be paid by Acquirer on behalf of the Company;

(x)          the Certificate of Merger, executed by the Company

(xi)        payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters shall provide for the termination and release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including the payment of any premiums, deferred interest, back-end fees or other amounts payable above the principal amount of such Company Debt payable in connection with such Company Debt) and authorization for the Company to file or record on behalf of the holder of such Company Debt a UCC-3 termination statement or other instruments of release or discharge satisfactory to Acquirer that all Encumbrances on assets of the Company shall have been released prior to, or shall be released simultaneously with, the Closing;

(xii)       a parachute payment waiver, in substantially the form attached hereto as Exhibit H (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.14;

(xiii)          the Escrow Agreement, dated as of the Closing Date, and executed by the Stockholders’ Agent; and

(xiv)          the Exchange Agent Agreement, dated as of the Closing Date, and executed by the Exchange Agent.

1.3          Effect on Capital Stock, Options and Warrants.

(a)        Bonus Payment.  Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Company Securityholder or any other Person, each Bonus Participant shall be paid an amount in cash equal to the payment due to such Bonus Participant contemplated by the Bonus Agreements (the aggregate dollar amounts of the Bonus Participant payments, the “Bonus Payment”).

(b)        Treatment of Equity.  Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Company Securityholder or any other Person:

(i)          Company Series B-1 Preferred Stock.  Each share of Company Series B-1 Preferred Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Series B-1 Closing Per Share Consideration, plus (B) in the event any Earnout Payment becomes due pursuant to Section 1.7, the right to receive the Per Share Earnout Payment, plus (C) the right to receive the Escrow Amount Per Share, plus (D) the right to receive the Expense Fund Per Share and plus (E) the right to receive the Per Share Excess Amount, if any.

(ii)          Company Series A-1 Preferred Stock.  Each share of Company Series A-1 Preferred Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Series A-1 Closing Per Share Consideration, plus (B) in the event any Earnout Payment becomes due pursuant to Section 1.7, the right to receive the Per Share Earnout Payment plus (C) the right to receive the Escrow Amount Per Share, plus (D) the right to receive the Expense Fund Per Share and plus (E) the right to receive the Per Share Excess Amount, if any.

(iii)          Company Common Stock.  Each share of Company Common Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Per Share Closing Consideration, plus (B) in the event any Earnout Payment becomes due pursuant to Section 1.7, the Per Share Earnout Payment, plus (C) the right to receive the Escrow Amount Per Share, plus (D) the right to receive the Expense Fund Per Share and plus (E)  the right to receive the Per Share Excess Amount, if any.

(iv)          Company Options.  Each Company Option (whether vested or unvested) that is unexpired, unexercised and outstanding as of the Effective Time  shall be cancelled and extinguished, and no such Company Option shall be substituted with any equivalent option or right to purchase or otherwise acquire any Acquirer Common Stock or other Equity Interests of Acquirer.  Upon cancellation thereof, each such Company Option that has an exercise price less than the Per Share Closing Total Value (each, an “In-the-Money Company Option”) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Option Consideration plus (B) in the event any Earnout Payment becomes due pursuant to Section 1.7, the Per Share Earnout Payment.  Each Company Option that is not an In-the-Money Company Option shall be cancelled and extinguished without consideration and without any present or future right to receive any portion of the Merger Consideration or Earnout Payment.  The payment of the Option Consideration to any holder of Employee Options shall be paid at such time(s) provided in this Agreement to the Surviving Corporation for further payment to the holders of Employee Options through the Surviving Corporation’s payroll processing system net of applicable Tax withholding and deductions pursuant to Section 1.9, and in respect of Non-Employee Options, shall be paid to the Exchange Agent for further payment to the holders of Non-Employee Options, provided that, as a condition to payment of any amount owed to a holder of Non-Employee Options in respect of Non-Employee Options, each such holder of Non-Employee Options must have first delivered to the Exchange Agent a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable.

(c)        Treatment of Company Capital Stock Owned by the Company.  At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(d)        Treatment of Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time).  From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(e)          Treatment of Options.  At or immediately prior to the Effective Time, the Company shall take all actions necessary to (i) terminate the Company’s 2021 Equity Incentive Plan as of the Effective Time and (ii) ensure that, as of the Effective Time, all Company Options are subject to the applicable treatment described in Section 1.3(b)(iv).

(f)        Adjustments.  In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(g)          Appraisal Rights.  Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the Delaware Law.  Each holder of Dissenting Shares who, pursuant to the Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions).  If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares.  The Company shall provide to Acquirer prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the Delaware Law and received by the Company, and Acquirer shall have the right to direct all negotiations and proceedings with respect to such demands under the Delaware Law.  The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under the Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares.  Subject to Section 8.2, the payout of consideration under this Agreement to the Company Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(g) and under the Delaware Law) shall not be affected by the exercise or potential exercise of appraisal rights under the Delaware Law by any other Company Stockholder.

(h)          Rights Not Transferable.  The rights of each Company Stockholder under this Agreement as of immediately prior to the Effective Time are personal to such Company Stockholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution.  Any attempted transfer of such right (other than as permitted by the immediately preceding sentence) shall be null and void.

(i)          Fractional Shares.  No fractional shares of Acquirer Common Stock will be issued, and no cash in lieu of fractional shares of Acquirer Common Stock shall be paid in connection with the Merger.  The number of shares of Acquirer Common Stock each Company Securityholder is entitled to receive pursuant to Section 1.3(a) for shares of Company Capital Stock and Company Options shall be rounded to the nearest whole share and computed after aggregating all shares of Company Capital Stock and Company Options held by such Company Securityholder.

(j)          No Interest.  Notwithstanding anything to the contrary contained herein, no interest shall accumulate on the amount of consideration issuable or payable in connection with the consummation of the Merger and the other Transactions.

1.4          Payment and Exchange Procedures.

(a)          Company Securityholders; Surrender of Certificates.

(i)          As soon as reasonably practicable after the Closing Date (but in any event within ten (10) Business Days), Acquirer shall deliver or cause to be delivered a letter of transmittal with instructions for use thereof in substantially the form attached hereto as Exhibit I (the “Letter of Transmittal”) to each Company Securityholder (other than holders of Employee Options).  The Letter of Transmittal shall be in such form and have such other provisions as Acquirer or the Exchange Agent may reasonably specify, including that such Company Securityholder agrees to be bound by the provisions of Section 1.4(a) and, with respect to Company Stockholders, Article VIII of this Agreement and that delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding shares of Company Capital Stock (the “Stock Certificates”) shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon receipt thereof by PNC Bank, National Association (the “Exchange Agent”) (or, in the case of any lost, stolen or destroyed Stock Certificate, compliance with Section 1.4(a)(iii)), together with a properly completed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Stock Certificates.  Upon delivery to the Exchange Agent of (A) a Stock Certificate, with respect to a Company Stockholder, (to the extent the applicable shares of Company Capital Stock are certificated), (B) a duly executed Letter of Transmittal and (C) a duly executed Joinder Agreement, with respect to a Company Stockholder (to the extent such Company Stockholder has not previously provided one) and (D) any other documents (including applicable Tax forms) that Acquirer or the Exchange Agent may reasonably require in connection therewith (collectively, “Exchange Documentation”), the Company Securityholder shall be entitled to receive in exchange therefor the portion of the Merger Consideration or Option Consideration, as applicable, that such holder has the right to receive pursuant to Section 1.3(b) (subject to Section 1.4(f)), if any.

(ii)          As soon as reasonably practicable after the later of the Effective Time and the date of delivery to the Exchange Agent of all Exchange Documentation applicable to the Company Securityholder, such holder shall be delivered the amount of cash and, if applicable, number of shares of Acquirer Common Stock, that such Company Securityholder has the right to receive pursuant to Section 1.3(b) (subject to Section 1.4(f)).  No portion of such cash or shares of Acquirer Common Stock shall be paid or payable or issued or issuable to Company Securityholder until the holder of record of such shares of Company Capital Stock and/or Non-Employee Options submits validly executed Exchange Documentation in accordance with the terms hereof.

(iii)          If any Stock Certificate (to the extent the applicable shares of Company Capital Stock are certificated) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or the Exchange Agent, the execution of a customary indemnity agreement and/or delivery of a bond in form reasonably satisfactory to Acquirer and the Exchange Agent, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration in accordance with Section 1.4(a)(ii).

(b)          Bonus Payments and Employee Option Payments.  Acquirer shall, no later than the second regular payroll date following the Closing Date, cause the Bonus Payments and Option Consideration to be delivered to each Bonus Participant and Company Optionholder in respect of such holder’s Employee Options for his or her Bonus Payments or Employee Options (in the case of payments in respect of Employee Options, the payment of such Option Consideration through Acquirer’s or the Surviving Corporation’s payroll system), in each case in accordance with standard payroll practices and subject to any required withholding for applicable Taxes with respect to such Bonus Payments or Option Consideration.

(c)          Escrow Amount.  Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from the cash portion of the Per Share Closing Consideration payable to each Company Stockholder pursuant to Section 1.3(b)(i), Section 1.3(b)(ii) and/or Section 1.3(b)(iii) the Expense Fund Per Share and Escrow Amount Per Share, and shall deposit the Indemnity Escrow Amount and the Adjustment Escrow Amount in segregated accounts (collectively the “Escrow Account”) with PNC Bank, National Association as escrow agent (the “Escrow Agent”) (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the Escrow Agreement.  The Escrow Fund shall be available for the benefit of Acquirer to satisfy any adjustment made in Acquirer’s favor pursuant to Section 1.6 and shall be distributed in accordance therewith.  The adoption of this Agreement and the approval of the Transactions by the Company Stockholders shall constitute, among other things, approval of the Escrow Fund and the withholding of the applicable portion of the Escrow Amount from each Company Securityholder by Acquirer.  No portion of the Escrow Fund (or any beneficial interest therein) may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Securityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Company Securityholder, in each case, prior to the distribution of such portion of the Escrow Fund to such Company Securityholder in accordance with Section 1.6, if any. The parties hereto agree that, for Tax purposes only, Acquirer is the owner of the Escrow Fund and that all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to this Agreement shall be treated for Tax purposes as earned by Acquirer.

(d)          No Liability.  Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)          Unclaimed Consideration.  Each Company Stockholder who does not comply with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration issuable or payable pursuant to Section 1.3(a).  Notwithstanding anything to the contrary contained herein, if any Company Stockholder has not submitted a Letter of Transmittal prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration issuable or payable to such Company Stockholder pursuant to Section 1.3(a) would otherwise escheat to, or become the property of, any Governmental Entity, any amounts issuable or payable to such Company Stockholder pursuant to Section 1.3(a) shall, to the extent permitted by Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

(f)          Legends.

(i)          The shares of Acquirer Common Stock issued by Acquirer to the Company Securityholders pursuant to Section 1.3 and this Section 1.4 shall be placed in a restrictive class bearing the following restrictive legend:

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS.  THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT.  THE ISSUER OF THESE SHARES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(ii)          Acquirer shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Acquirer Common Stock to be received in the Merger by Company Securityholders who may be considered “affiliates” of Acquirer for purposes of Rules 144 and 145 under the Securities Act, reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Acquirer Common Stock.

(g)          Aggregate Merger Consideration. Notwithstanding anything to the contrary contained herein, in no event shall Acquirer be required to make any payments or issuances of Merger Consideration if the aggregate value of all such payments and issuances (determined based on the Acquirer Stock Price) would exceed the Adjusted Cash Consideration (as finally determined pursuant to Section 1.6) plus the Stock Consideration Value plus the Maximum Earnout Value, as adjusted pursuant to the terms of this Agreement.

1.5         No Further Ownership Rights in the Company Capital Stock and Company Options.  The applicable portion of the Merger Consideration or Earnout Payments paid or payable or issued or issuable following the surrender for exchange of the Company Capital Stock and Company Options in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock and Company Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock and Company Options that were issued and outstanding immediately prior to the Effective Time.

1.6          Purchase Price Adjustment.

(a)          Pursuant to Section 5.12, the Company shall deliver the Estimated Closing Statement to Acquirer not later than five Business Days prior to the Closing Date.

(b)          Within 60 days after the Closing, Acquirer shall deliver to the Stockholders’ Agent a statement (the “Acquirer Adjustment Statement”) setting forth Acquirer’s calculation of (i) the aggregate amount of the Company Cash, (ii) the aggregate amount of outstanding Company Debt, (iii) the aggregate amount of Unpaid Company Transaction Expenses and (iv) the aggregate amount of Closing Working Capital, in each case as of immediately prior to the Effective Time (collectively, the “Acquirer Adjustment Calculations”), together with supporting documentation and calculations.

(c)          The Stockholders’ Agent may object to the Acquirer Adjustment Calculations set forth in the Acquirer Adjustment Statement by providing written notice of such objection, together with supporting documentation and calculations, to Acquirer within 45 days after Acquirer’s delivery of the Acquirer Adjustment Statement (the “Notice of Objection”).  Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Stockholders’ Agent on behalf of the Company Securityholders.

(d)          If the Stockholders’ Agent timely provides the Notice of Objection, then Acquirer and the Stockholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be set forth in a written agreement executed by each of Acquirer and the Stockholders’ Agent and shall be final and binding on the parties hereto and the Company Securityholders.

(e)          If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Stockholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Stockholders’ Agent shall engage PricewaterhouseCoopers LLP or, if such firm is not able or willing to so act, another independent and nationally recognized auditing firm acceptable to both Acquirer and the Stockholders’ Agent (the “Reviewing Accountant”), to act as an expert, to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Stockholders’ Agent and the Acquirer Adjustment Calculations to the extent relevant thereto.  After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 30 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Company Stockholders, and the Reviewing Accountant shall provide Acquirer and the Stockholders’ Agent with a calculation of, as applicable, (i) the aggregate amount of the Company Cash, (ii) the aggregate amount of outstanding Company Debt, (iii) the aggregate amount of Closing Working Capital and/or (iv) the aggregate amount of Unpaid Company Transaction Expenses, in each case, as of immediately prior to the Effective Time, in accordance with such determination.

(f)          If the Adjusted Cash Consideration, calculated based on (i) the aggregate amount of the Company Cash, (ii) the aggregate amount of outstanding Company Debt (iii) the aggregate amount of Unpaid Company Transaction Expenses, and (iv) the Closing Working Capital in each case, as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Adjusted Cash Consideration”), is:

(i)          less than the Adjusted Cash Consideration as set forth in the Estimated Closing Statement (such difference, a “Shortfall Amount”), then (A) Acquirer and the Stockholders’ Agent shall jointly instruct the Escrow Agent to release the Shortfall Amount from the Adjustment Escrow Fund to Acquirer; provided, that if the Shortfall Amount shall exceed the amount of the Adjustment Escrow Fund, then Acquirer shall be entitled to recover the absolute value of such amount from the Indemnity Escrow Fund, it being understood that Acquirer shall, in its discretion, be entitled to receive the absolute value of such amount as an offset against payment of any amount of Earnout Payments to be paid pursuant to Section 1.7 in accordance with Section 8.9, and by its adoption of this Agreement and approval of the Merger, each Company Stockholder shall be deemed to have consented to such claim by Acquirer and agrees not to object to such claim, and (B) if there is any amount remaining in the Escrow Fund following the release and distribution of the Shortfall Amount pursuant to clause (1), Acquirer and the Stockholders’ Agent shall jointly instruct the Escrow Agent to release such amount to the Exchange Agent and Surviving Corporation, as applicable, for further distribution to the Company Securityholders upon the terms and subject to the conditions set forth in Section 1.4; or

(ii)          greater than the Adjusted Cash Consideration as set forth in the Estimated Closing Statement (such difference, an “Excess Amount”), then (1) Acquirer shall promptly wire the Excess Amount to the Exchange Agent or Surviving Corporation, as applicable, for further distribution to the Company Securityholders, and (2) Acquirer and the Stockholders’ Agent shall jointly instruct the Escrow Agent to release the full amount of the Adjustment Escrow Fund to the Exchange Agent and Surviving Corporation, as applicable, for further distribution to the Company Securityholders, upon the terms and subject to the conditions set forth in Section 1.4.

(g)          The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Stockholders’ Agent (on behalf of the Company Stockholders), on the one hand, and Acquirer, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.

(h)          Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Law.

1.7          Earnout Consideration.

(a)         Acquirer shall pay, or cause to be paid, to in accordance with Section 1.3(b) to the holders of Company Capital Stock and Company Options, the following earnout payments (each an “Earnout Payment”) after deducting any Unpaid Company Transaction Expenses payable in connection with the payment of any Earnout Payments and after deducting any amounts set off against the Earnout Payments in accordance with Section 8.9 as follows:

(i)          If Net Revenue during the period from January 1, 2022 to and including December 31, 2022 (“FY 2022”) equals or exceeds $[***], an amount equal to the product of (A) Net Revenue for FY 2022 multiplied by [***] (the “Net Revenue Earnout Payment”); provided that the Net Revenue Earnout Payment shall not exceed $25,000,000. For the avoidance of doubt, if Net Revenue for FY 2022 is less than $[***], the Net Revenue Earnout Payment shall equal $0.

***Certain Confidential Information Omitted

(ii)          If (A) the Reimbursement Condition is satisfied and (B) Net Revenue during FY 2022 equals or exceeds $[***], an amount equal to the product of (1) Net Revenue for FY 2022 multiplied by (2) [***] (the “Reimbursement Condition Earnout Payment”); provided that if Net Revenue exceeds $[***] during FY2022 and the Reimbursement Condition is satisfied, then the Reimbursement Condition Earnout Payment will be $25,000,000.  In no event shall the Reimbursement Condition Earnout Payment exceed $25,000,000. For the avoidance of doubt, if Net Revenue for FY 2022 is less than $[***] or the Reimbursement Condition is not satisfied, the Reimbursement Condition Earnout Payment shall equal $0.

(iii)          Acquirer may, in its sole discretion satisfy any Earnout Payment in cash or through the issuance of a number of shares of Acquirer Common Stock equal to the quotient of (A) the Earnout Payment divided by (B) the Earnout Acquirer Stock Price; provided that only cash will be paid to any Unaccredited Securityholders.

(b)          Reporting; Regulatory Matters; Audits.

(i)          Acquirer shall, and shall require that its Affiliates (including the Surviving Corporation), keep and maintain, for the period required under applicable Laws, but in no event less than one year from the end of FY2022, complete and accurate books, ledgers, and other records of claims processed for TissueCypher Tests by Acquirer or its Affiliates (including the Surviving Corporation), as the case may be, as necessary to enable Acquirer to provide the Net Revenue Reports pursuant to this Section 1.7(b) and to determine the accuracy of the Earnout Payments made hereunder (the “Acquirer Records”).

(ii)          Acquirer shall, or shall cause the Surviving Company to, within [***] days following the completion of FY 2022, provide to the Stockholders’ Agent a report (the “Net Revenue Report”) of (A) [***] for the TissueCypher Test for FY2022 and a statement as to whether the Reimbursement Condition has been satisfied, (B) the calculation of Net Revenue for such period, (C) the amount of any Per Share Earnout Payments, and (D) the calculation of the aggregate Earnout Payments owed to the Company Securityholders, including the amount of any reductions in accordance with Section 1.7(e) applied by Acquirer in respect thereof.  Promptly following receipt of the Net Revenue Report and the completion of any audit pursuant to Section 1.7(b)(iii), the Stockholders’ Agent shall deliver to Acquirer a spreadsheet setting forth the Per Share Earnout Payment, if any, to be paid to each Company Securityholder (such spreadsheet, the “Earnout Payment Schedule”).  Acquirer shall deliver to the Exchange Agent any Earnout Payment owed to the Company Securityholders for such period in accordance with such report in arrears, within [***] Business Days of the delivery of such Earnout Payment Schedule and in accordance with Section 1.4 (Exchange/Payment).

(iii)          Following receipt of the Net Revenue Report, upon not more than [***] calendar days’ prior written notice from the Stockholders’ Agent, Acquirer shall permit access during normal business hours to the Acquirer Records to be examined by certified public accountants at an independent accounting firm of international standing appointed by the Stockholders’ Agent and reasonably acceptable to Acquirer, solely for the purposes of (x) verifying the Net Revenue Report and (y) only if the Net Revenue Report states that the Reimbursement Condition has not been satisfied, verifying whether the Reimbursement Condition has been met; provided that the Acquirer Records shall not be subject to inspection under this section more than once. Such auditor will execute a reasonable written confidentiality agreement with Acquirer and will disclose to the Stockholders’ Agent only such information as is reasonably necessary to provide the Stockholders’ Agent with information regarding any discrepancies between amounts reported and actually paid and amounts payable under this Agreement.  The auditor will set forth its findings regarding its audit in a written report and send a copy of the report to Acquirer at the same time it is sent to the Stockholders’ Agent.  The report sent to both parties will include the methodology and calculations used to determine the results.  Any fees or expenses payable to an independent accounting firm in connection with such examination shall be paid by the Stockholder’s Agent.  The auditor report will not be binding on Acquirer and can be disputed by Acquirer in connection with any dispute relating to Earnout Payments.  If a court of competent jurisdiction finally determines (on a non-appealable basis) or, if Acquirer agrees that Acquirer has failed to pay or underpaid any Earnout Payments that are payable, then Acquirer will pay the additional amounts in accordance with Section 1.7(a).

***Certain Confidential Information Omitted

(iv)        Within [***] calendar days after delivery of the Net Revenue Report, if the Stockholders’ Agent in good faith requests a telephonic meeting with representatives of Acquirer or any of Acquirer’s applicable Affiliates to discuss such report, Acquirer shall make available for such meeting at least one employee with operating management responsibility for the activities of Acquirer or any such Affiliate related to the contents of such report.

(v)          All Acquirer Records and information provided to the Stockholders’ Agent or any of its Representatives pursuant to this Section 1.7(b), whether written or oral, shall be confidential information of Acquirer and be held in confidence by such Person except as permitted by Section 5.3; provided, that the Stockholders’ Agent (a) may disclose such information on a confidential basis (A) as required by Law, and (B) to its Representatives and advisors  and to the Company Stockholders,  who have a need to know such information and who are under an obligation of confidentiality and non-use consistent with the Stockholders’ Agent’s obligations hereunder, and (b) shall use such information solely to assess the value of, the progress towards, and the probability of, achieving the Earnout Payments.

(c)          Acquirer Obligations and Efforts. For the avoidance of doubt, upon the Closing and thereafter, Acquirer and the Surviving Corporation and any other Affiliates of Acquirer shall have (i) the right to own, operate, use, make, license, develop and otherwise commercialize the TissueCypher Test, in any way that Acquirer, the Surviving Corporation and their respective Affiliates deem appropriate, in their respective sole discretion, and (ii) the right to determine the terms and conditions of the commercialization of TissueCypher Tests; provided that Acquirer shall use Commercially Reasonable Efforts to achieve the Reimbursement Condition and to recognize Net Revenue in FY22 of at least $[***] for the TissueCypher Test. The Company Securityholders hereby acknowledge and agree that (w) there is no assurance that the Company Securityholders will receive any Earnout Payment, (x) neither Acquirer nor the Company nor any other Affiliates of Acquirer promised or projected any amounts to be received by the Company Securityholders in respect of any Earnout Payment, and the Company Securityholders have not relied on any statements or information provided by or on behalf of Acquirer, the Company or their Affiliates with respect to the likelihood of potential sales of TissueCypher Tests, (y) neither Acquirer nor the Surviving Corporation nor any other Affiliates of Acquirer owe any fiduciary duty to the Stockholders’ Agent or the Company Securityholders with respect to Earnout Payments, and (z) the parties intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Entity.

(d)          Non-Transferable Right. The right of any Company Securityholder to receive any amounts with respect to Earnout Payments (i) shall not be evidenced by a certificate or other instrument, (ii) shall not be assignable or otherwise transferable by such Company Securityholder other than (A) on death by will or intestacy, (B) pursuant to a court order, or (C) by operation of Law (including a consolidation or merger) or (D) without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity and (iii) does not represent any right other than the right to receive the Earnout Payments pursuant to this Agreement.  Any attempted transfer of the right to any amounts with respect to any such payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

***Certain Confidential Information Omitted

(e)          Right to Offset.  Notwithstanding anything to the contrary herein, Acquirer may offset from any Earnout Payments to be made hereunder: (i) an amount equal to the Shortfall Amount, (ii) Unpaid Company Transaction Expenses and (iii) indemnity obligations in accordance with Section 8.8.  Any such offsets made pursuant to this subclause (ii) above shall be reported in the Net Revenue Report.

1.8         Tax Consequences.  The parties hereto intend the Merger to be a taxable sale of shares of Company Capital Stock by the Company Stockholders.  Acquirer makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other Transactions.  The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions.

1.9         Withholding Rights.  Acquirer, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent, the Escrow Agent, and each of their agents and Affiliates shall be entitled to deduct and withhold from the Merger Consideration or Earnout Payments and from any other payments otherwise required pursuant to this Agreement, such amounts as may be required to be deducted or withheld under the Code or any provision of federal, state, local, provincial or foreign Tax law.  To the extent that the amounts are so deducted or withheld and paid to or credited by the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

1.10       Taking of Necessary Action; Further Action.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:

2.1          Organization, Standing, Power and Subsidiaries.

(a)          The Company is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization.  The Company has the requisite corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material with respect to the Company. The Company has made available to Acquirer a true, correct and complete copy of the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of the Company, in each case as amended to date and as in effect on the date hereof.  The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational or governing documents in any material respect.

(b)          Except as set forth on Schedule 2.1(b) of the Company Disclosure Letter, the Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(c)          The Company has neither approved nor commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or the winding up or cessation of the business or affairs of the Company.  There are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company.

2.2          Capital Structure.

(a)          The authorized Company Capital Stock consists solely of (i) 25,729,889 shares of Company Common Stock, and (ii) 20,010,025 shares of Company Preferred Stock, of which 13,107,154 are designated as Company Series A-1 Preferred Stock and 6,902,871 are designated as Company Series B-1 Preferred Stock.  A total of 2,521,456 shares of Company Common Stock, 13,107,154 shares of Company Series A-1 Preferred Stock and 3,583,374 shares of Company Series B-1 Preferred Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock to which the Company is a party or by which the Company is bound, other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date.  The Company does not hold any treasury shares.

(b)          Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders of record and the number and type of shares of capital stock of the Company so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, and (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free and clear of any subscription, preemptive, “put” or “call” rights created by statute, the Company’s organizational documents or any Contract to which the Company is a party or by which the Company or any of its assets are bound, other than pursuant to the Certificate of Incorporation, the Bylaws or any Contract set forth on Schedule 2.2(b)(1) of the Company Disclosure Letter (the “Existing Equity Documents”), or, to the knowledge of the Company, any other Encumbrances.  The Company has never declared or paid any dividends on any shares of Company Capital Stock except as set forth on Schedule 2.2(b) of the Company Disclosure Letter.  There is no Liability for dividends accrued and unpaid by the Company.  Except as set forth on Schedule 2.2(b)(3), the Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued.  Each share of Company Preferred Stock is convertible into one share of Company Common Stock.  All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance in all material respects with Law and all requirements set forth in the Certificate of Incorporation, the Bylaws, the Company Option Plans (if applicable) and any applicable Contracts to which the Company is a party or by which the Company or any of its assets are bound. No director or officer of the Company other than Michael J. Hoerres holds Equity Interests of the Company that represent five percent (5%) or more of the Fully Diluted Company Capital Stock as of the Agreement Date.

(c)          As of the Agreement Date, the Company has reserved 3,285,222 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 3,175,883 shares are subject to outstanding and unexercised Company Options and 1,407 shares remain available for issuance thereunder.  Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plans, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation Section 1.409A-1(b)(5)(vi)(B)) the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, and whether the Company Option was granted under the Company Option Plans.  None of the Company Options are early exercisable. A true, correct and complete copy of the Company Option Plan, all agreements and instruments relating to or issued under the Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option), including offer letters, agreements and instruments that contemplate or promise a grant of Company Options or other securities of the Company, have been made available to Acquirer, and such Company Option Plan and Contracts have not been amended, modified or supplemented since being made available to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan or Contracts in any case from those made available to Acquirer.  The terms of the Company Option Plan permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise.

(d)          As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock and Company Options.  Other than as set forth on Schedules 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or a Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.

(e)          No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f)          Except as set forth on Schedule 2.2(f) of the Company Disclosure Letter, there are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company, on the one hand, and any Company Securityholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service with the Company, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders.

2.3          Authority; Non-contravention.

(a)          The Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions.  The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming the due execution and delivery of such Company Transaction Document by the other parties hereto, constitutes or, when executed and delivered, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)          The Company Board has unanimously (i) declared that this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Law and (iii) directed that the adoption of this Agreement to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger.  The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) and (ii) the holders of at least 66.67% of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement under the Delaware Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(c)          The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company (except with respect to the Company Stockholder Approval), in each case as amended to date, (B) any Contract or any Company Authorization  or (C), except as described in Section 2.3(d) below, any Law, except in the case of clause (B) and (C) as would not reasonably be expected to be material with respect to the Company.

(d)          No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to materially and adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Law.

(e)          The Company, the Company Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Acquirer, the Company or the Surviving Corporation, or to the execution, delivery, or performance of this Agreement, or to the Transactions or the Company Stockholder Approval.

2.4          Financial Statements; No Undisclosed Liabilities.

(a)          The Company has delivered to Acquirer its audited, consolidated financial statements for the 12-month periods ended December 31, 2019 and December 31, 2020, and unaudited, consolidated financial statements for the six-month period ended June 30, 2021 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter.  The Financial Statements (i) are derived from and in accordance with the books and records of the Company in all material respects, (ii) complied in all material respects as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present, in all material respects, the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), (iv) are true, correct and complete in all material respects and (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b)          The Company does not have any Liabilities of any nature other than (i) those set forth and adequately provided for in the balance sheet included in the Financial Statements as of June 31, 2021 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”) (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course of business that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount, and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) the Unpaid Company Transaction Expenses, (iv) those that are executory obligations under the Contracts of the Company made available to Acquirer, or (v) those that would not, or would not reasonably be expected to, be material to the Company or the Business.  Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.  All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.  The Financial Statements comply in all material respects with the Financial Accounting Standards Board Accounting Standards Codification 985-605.  Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.

(c)          Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d)          Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)          The accounts receivable of the Company (the “Accounts Receivable”) as reflected on the Company Balance Sheet arose in the ordinary course of business and represent bona fide claims against debtors for sales and other charges, and have been collected or, to the knowledge of the Company, are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet.  Allowances for doubtful accounts have been prepared in accordance with GAAP consistently applied.  The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or, to the knowledge of the Company, are collectible in the book amounts thereof, less allowances for doubtful accounts determined in accordance with GAAP consistently applied and the Company’s past practice.  None of the Accounts Receivable is subject to any outstanding written claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim.  Except as listed on Schedule 2.4(e) of the Company Disclosure Letter, no Person has any Encumbrance on any Accounts Receivable (other than Permitted Encumbrances).

(f)          The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made in accordance with appropriate authorizations of its management and Company Board in all material respects, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP in all material respects and (B) to maintain accountability for assets, and (iii) for the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company.  Since January 1, 2020, none of the Company, the Company’s independent auditors nor, to the knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants or directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing.  None of the Company and, to the knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company, any of their internal accounting controls or any material inaccuracy in the financial statements of the Company.  There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company that would reasonably be expected to adversely affect the ability of the Company to record, process, summarize and report financial data.  At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in the Company Balance Sheet as required by such Topic 450.

(g)          Except as set forth on Schedule 2.4(g) of the Company Disclosure Letter, the Company has not applied for or accepted (i) any loan pursuant to the PPP in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act or (iii) any other similar grant.

2.5        Absence of Changes.  Since the date of the Company Balance Sheet to and including Agreement Date, no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Since the date of the Company Balance Sheet Date to and including the Agreement Date, (i) the Company has conducted the Business only in the ordinary course of business, (ii) the Company has paid and performed, consistent with past practice and policies, all of its undisputed debts and other obligations (including Taxes) when due and (iii) the Company has not done, caused or permitted any action that would constitute a breach of Section 4.2 (other than clauses (d) and (e) of Section 4.2) if such action were taken by the Company without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6         Litigation.  There is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) except for any such Legal Proceeding that would not reasonably be expected to be material to the Company.  There is no Order in effect against the Company, or any of its assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company).  To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (i) entry into this Agreement or any of the agreements contemplated by this Agreement or any of the Transactions, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company regarding its assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise.  The Company does not have any Legal Proceeding pending against any other Person.

2.7         Restrictions on Business Activities.  As of the Agreement Date, there is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, databases, data, parts or services.

2.8          Compliance with Laws; Governmental Permits.

(a)          Except as expressly disclosed in Schedule 2.8(c) of the Company Disclosure Letter, the Company has complied in all material respects with, is not in violation in any material respect of, and has not received any written notice or other formal communication of violation with respect to, any Laws.

(b)          The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (each a “Company Authorization”) (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business, including commercializing any TissueCypher Tests, or the holding of any such interest, in each case, except for any such Company Authorizations where a failure of the Company to obtain same would not be material to the Company or the Business, and all of the Company Authorizations are in full force and effect.  Schedule 2.8(b) of the Company Disclosure Letter sets forth a complete list of all such Company Authorizations. The Company has not received any written notice or other formal communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization.  The Company has materially complied with all of the terms of the Company Authorizations.

None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

(c)          Except as expressly disclosed in Schedule 2.8(c) of the Company Disclosure Letter, Company has been in compliance with all applicable Health Laws, including those relating to laboratory developed tests and (i) all products under development by or on behalf of the Company have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported, and exported, as applicable in compliance with applicable Health Laws; and (ii) all clinical trials conducted by or on behalf of the Company have been conducted in compliance with applicable protocols, procedures and applicable Health Laws. Without limiting the generality of the foregoing, the Company is, and has been at all times required by Law, duly certified in accordance with CLIA. The certificates of compliance issued under CLIA, and copies of the most recent survey reports, including a list of deficiencies, if any, and proficiency test results, are provided in Schedule 2.8(c) of the Company Disclosure Letter. The Company is in compliance with all applicable CLIA requirements, and no suspension, revocation, termination, sanction, corrective action or limitation of any CLIA is pending or, to the Company’s knowledge, is threatened.  The Company is in compliance with all state licensure requirements to conduct testing in its laboratories and with respect to laboratory personnel.  The Company is in compliance with all applicable Health Laws regarding registration, license, and certification for each site at which a Company Product is manufactured, labeled, or distributed. The Company has, and has maintained, a compliance program consistent with the Office of Inspector General of the U.S. Department of Health and Human Services model compliance program guidance for clinical laboratories. The coding, billing and collection practices of the Company are in material compliance with all applicable Health Laws and rules and regulations of all applicable third party payor programs, including Federal Health Care Programs. The Company has not been and is currently not subject to any audit, investigation, corrective action plan, or recoupment action by any third party payor program. All results of TissueCypher Tests provided in reports to patients or providers were produced by the Company using patient samples processed in the Company’s wet laboratory, entered in the Company’s systems and generated through the Company’s proprietary algorithms included in the Company Software without any falsified data.

(d)          The Company is not subject to any enforcement, regulatory, or administrative proceedings by the FDA or any other Governmental Entity relating to or arising under any applicable Health Law and, to the knowledge of the Company, no such proceedings have been threatened. There is no civil, criminal, or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, or request for information pending against the Company, and the Company has no liability (whether actual or contingent) for failure to comply with any applicable Health Laws. To the knowledge of the Company, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding, or request for information or any such liability pertaining to noncompliance with any applicable Health Laws. There has not been any violation of any Health Laws by the Company in its product development efforts, submissions, record keeping, and reports to any Governmental Entity that could reasonably be expected to require or lead to investigation, corrective action, or enforcement, regulatory, or administrative action. There are no civil or criminal proceedings relating to the Company or, to the knowledge of the Company, any of the Company’s employees which involve a matter within or related to any Health Laws.

(e)          The Company represents that it has never, and, to the knowledge of the Company, none of its employees or other Persons engaged by the Company have ever committed a wrongful act for which FDA has or could invoke its Fraud, Untrue Statements of Material Facts, Bribery, And Illegal Gratuities Final Policy, referred to as the Application Integrity Policy, as set forth in the Federal Register on September 10, 1991, at 56 Fed. Reg. 46191 or made an untrue statement of a material fact or fraudulent statement, failed to disclose a material fact, or committed any other act that establishes a reasonable basis for any other Governmental Entity to invoke a similar policy under applicable Health Laws.

(f)          The Company represents that it has never been, and to the knowledge of the Company, that none of its officers, directors, employees or other Persons engaged by the Company have ever been, (a) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a (a) and (b)), (b) convicted of a crime for which a person can be debarred, (c) threatened to be debarred, (d) indicted for a crime or otherwise engaged in conduct for which a person can be debarred (e) engaged in any activities that are prohibited by or cause for criminal or civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or Federal Health Care Program under, or has been convicted of any criminal offense relating to the delivery of an item or service under any federal healthcare program (as defined at 42 U.S.C. §1320a-7b(f)) or 1395nn, 5 U.S.C. § 8901 et seq. (the Federal Employees Health Benefits program statute) (“Federal Health Care Programs”), (f) has been debarred, excluded or suspended from or otherwise rendered ineligible for participation in any Federal Health Care Program, or (g) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act.

(g)          The term “Payment Programs” means both Federal Health Care Programs and private, non-governmental programs. No civil, administrative, or criminal proceedings relating to the Company’s participation in any Payment Program are pending or, to the knowledge of the Company, threatened or reasonably foreseeable, nor has the Company been subject to any such proceeding that has since concluded. To the knowledge of the Company, there are no pre- or post-payment utilization reviews by any Payment Program currently pending that could reasonably be expected to result in a material liability or material loss of business. No Payment Program is currently requesting or has requested or, to the knowledge of the Company, is threatening, any recoupment, refund or set-off from the Company except for recoupments, refunds or set-offs in amounts less than $[***] against a claim for TissueCypher Tests billed at standard rates on a claim by claim basis (taking each letter requesting or threatening any recoupment, refund or set-off from the Company as a single “claim” unless the letters are based on common underlying facts or circumstances). No Payment Program has imposed any fine, penalty or other sanction on the Company. The Company has not been suspended or excluded and, to the knowledge of the Company, has not otherwise been the subject of adverse actions taken by any Payment Program. The Company has not at any time violated any condition of participation in, or any other rule, regulation, policy or standard of, any Payment Program in any material respect.

2.9          Title to, Condition and Sufficiency of Assets; Real Property.

(a)          The Company has good and marketable title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)          The assets and properties owned by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the conduct of the Business as currently conducted and as currently proposed to be conducted, and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other material asset, property or Intellectual Property Right or (B) the material breach or violation of any Contract.

***Certain Confidential Information Omitted

(c)          Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company.  The Company has made available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.  The Company does not currently own any real property.

2.10          Intellectual Property.

(a)          With respect to each item of Company-Owned Intellectual Property, (i) the Company owns all right, title and interest in such item, free and clear of all Encumbrances (other than Permitted Encumbrances); (ii) the item is not subject to any outstanding Order, past due payment, past due or delinquent filing, decision or agreement in any restricting manner, including restricting the transfer, commercialization, enforcement or licensing thereof; (iii) no legal or administrative proceeding is pending, or threatened in writing, that challenges the legality, validity, enforceability of, or the Company’s ownership of or right to use or otherwise exploit, the item; (iv) each such item that is Registered is enforceable, valid and subsisting; and (v) the Company possesses the sole right to sue for past infringements, the rights to damages and profits due or accrued and any other remedies.  Other than as expressly set forth and described in Schedule 2.10(a) of the Company Disclosure Letter, no license, sublicense, covenant, agreement or permission has been granted or extended to any Person by the Company in respect of any item of Company Intellectual Property; and no Person has any claim regarding title to the same or improvements, modifications, enhancements, adaptations, alterations, translations, derivative works of the same.

(b)          There is no Intellectual Property Right that is necessary for the conduct of the Business other than the Company Intellectual Property.

(c)          The Company has taken commercially reasonable actions to maintain the confidentiality of non-public information relating to or within the Company Intellectual Property.  No such applicable Company Intellectual Property has been misused or otherwise become part of the public domain as a result of any action or inaction by the Company.

(d)          No claims or other Legal Proceedings are pending or, to the knowledge of the Company, threatened in writing, and the Company has not received any written notice or claim (i) challenging (as applicable) the ownership, validity or licensed use by the Company of any Company Intellectual Property and there is no basis which would or could give rise to such a claim, or (ii) alleging that the Company is infringing, misappropriating or otherwise violating the Intellectual Property Rights of any Person, including in the operation of the Business, and, solely with respect to this Section 2.10(d)(ii) to the knowledge of the Company, there is no basis which would or could give rise to such claim.

(e)          (i) To the knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated the rights of the Company in any Company Intellectual Property and there is no reasonable basis which would or could give rise to a claim for such a violation, and the Company has not sent any written notice to or written threat against any Person alleging such infringement, misappropriation or violation. (ii) The operation of the Business as presently and previously conducted has not misappropriated, infringed or otherwise violated the Intellectual Property Rights of any other Person, and the conduct of Business as presently proposed to be conducted in the one (1) year period following the date of this Agreement, will not misappropriate, infringe or violate any such right.

(f)          The Company has the exclusive right to register, file, prosecute and maintain applications for each item of Company-Owned Intellectual Property that is or may be Registered (the “Registered Intellectual Property Assets”), including any such Company-Owned Intellectual Property that has not yet been the subject of such an application.

(g)          Schedule 2.10(g)(i) of the Company Disclosure Letter identifies: (i) each  Registered Intellectual Property Asset that is jointly owned or Company-Owned Intellectual Property; (ii) the jurisdiction in which such Registered Intellectual Property Asset has been registered or filed and the applicable registration or serial number; and (iii) all owner(s) of record.  With respect to the Registered Intellectual Property Assets listed or required to be listed in Schedule 2.10(g)(i) of the Company Disclosure Letter, (i) all necessary registration, maintenance and renewal fees due in connection with such Registered Intellectual Property Assets having a due date on or before the Closing Date have been paid, and (ii) all filings, payments and other actions required to be made or taken to maintain each item of such Registered Intellectual Property Assets in full force and effect have been made by the applicable deadline.  Schedule 2.10(g)(ii) of the Company Disclosure Letter includes all due dates for known filings, fees, annuities, Taxes, maintenance and other payments or other actions falling due in respect of each of the Company Intellectual Property within 12 months following the Closing Date, and the current status of the corresponding registrations, filings, applications and payments.  Any deficiency in the registrations and applications arising from or relating to the Registered Intellectual Property Assets do not  and will not materially impact the Acquirer’s ability to make use of and/or fully exploit in all respects the Registered Intellectual Property Assets.  The Company has made available for review by Acquirer correct and complete copies of all of the registrations and applications evidencing ownership and prosecution (if applicable) of each item of Registered Intellectual Property Assets.

(h)          The Company has secured from all (i) current or former employees, directors, consultants, service providers, advisors, independent contractors and vendors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property Rights, Company Software and/or Company Products for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property Rights, Company Software and Company Products, and the Company has obtained the waiver of all non-assignable rights.  Without limiting the foregoing, all Authors are a party to an agreement with the Company that assigns to the Company full, effective, exclusive and original ownership of all Company Intellectual Property arising or relating to their respective work, services and/or relationship with or for the Company; or have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company effective and exclusive ownership of all Intellectual Property Rights arising or relating to their respective work, services and/or relationship with or for the Company. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property Rights, Company Software or Company Products developed by the Author for the Company.  The Company has made available to Acquirer copies of all forms of such invention disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.

(i)          None of the rights in or to any Company Intellectual Property shall be adversely affected by the execution or delivery of this Agreement and the other Company Transaction Documents, nor by the full performance by the Company of any of its obligations hereunder or thereunder, nor will the execution or delivery of this Agreement and the other Company Transaction Documents, nor the full performance by the Company of any of its obligations hereunder or thereunder, result in any Person other than Acquirer being granted rights of access to, use of, or the placement in or release from escrow of, any Company Intellectual Property.

(j)          Schedule 2.10(j) of the Company Disclosure Letter contains a complete and accurate list of all Software within the Company Intellectual Property (collectively, the “Company Software”), and indicates for each item of Company Software (i) the identity of the owner of the Software; and (ii) the license applicable to any item of Third-Party Intellectual Property in the Company Software, specifically listing (A) for proprietary software licenses, whether the license requires the payment of royalties and/or license fees and (B) for open source licenses, the applicable license and whether the component of in-licensed Company Software has been modified or distributed ((A) and (B) being the “Software In-Licenses”).  The Company is and has always been in material compliance with each Software In-License.  Except as specified in Schedule 2.10(j) of the Company Disclosure Letter, the Company is in possession of the complete Company Source Code.  Except as set forth in Schedule 2.10(j) of the Company Disclosure Letter, there are no material errors in  the Company Software that have a materially adverse impact on the operation of such Company Software.  The Company has not placed, and is under no obligation to place, the Company Source Code into escrow or similar arrangement with any Person (excluding in-licensed Company Software that is the subject of an open source license).  Schedule 2.10(j) of the Company Disclosure Letter lists any Company Software constituting Company-Owned Intellectual Property that the Company has released under an open source license.  The Company has not used open source software in a manner that has caused or could cause any Company Software to become subject to any “open source” or “license back” obligations with respect to the Company Software.

(k)          The Company has taken all reasonable steps to safeguard the Company Software, and the information technology systems utilized in the Business, including through the implementation of procedures to ensure that such systems are free from disabling codes or instructions, time, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software or hardware that permit unauthorized access or the unauthorized disablement or erasure of data or other software by a third party.

(l)          Except as set forth in Schedule 2.10(l) of the Company Disclosure Letter, the Company has not (i) submitted any Government Contract Bid or obtained any Government Contract, or applied or received any support, funding, resources, materials or assistance from any university, college or other educational or non-profit institution or research center, in connection with the creation or development of the Company Intellectual Property, or (ii) used any facilities of a university, college, or other educational institution or research center in the creation or development of the Company Intellectual Property.  No current or former employee, consultant or independent contractor who was in any way involved in (or has in any way contributed to) the creation or development of the Company Intellectual Property has performed services for any Governmental Entity, university, college or other educational or non-profit institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company that would result in any adverse claim or right relating to the Company Intellectual Property.  No Governmental Entity, university, college or other educational or non-profit institution or research center has any claim of right to ownership of or other liens, claims or interests with respect to the Company Intellectual Property.

(m)          The Company has complied with: (i) all terms and conditions of each Government Contract and Government Contract Bid; and (ii) all legal requirements applicable to each such Government Contract and Government Contract Bid.  The Company has not received notice of any actual or alleged violation or breach of any term or condition of a Government Contract, or of any actual or alleged violation of any Law or a Government Contract.  No events have occurred which would reasonably be expected to result in a condition of default or breach of a Government Contract by the Company, the termination of a Government Contract, or a decision by a customer to not exercise a future option period or CLIN in a Government Contract.

(n)       All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted on behalf of the Company with respect to each Government Contract and Government Contract Bid were accurate as of the date of submission and made by an authorized representative of the Company.

(o)          The Company has not been determined to be ineligible for award or received a negative determination of responsibility or an adverse or negative past performance evaluation or rating with respect to any Government Contract or Government Contract Bid.

(p)         There exist (i) no outstanding claims or disputes against the Company by a Governmental Entity, prime contractor, subcontractor, or whistleblower arising under any Government Contract, and (ii) no facts over which a claim or dispute would reasonably be expected to arise in the future.

2.11          Data Privacy and Security.

(a)          The Company is, and at all times has been, in compliance with all “Applicable Privacy Laws”, meaning:

(i)          all applicable federal, state, provincial, local and foreign laws, rules, regulations, directives, governmental requirements, court opinions, industry standards, regulatory guidance pertaining in any way to: (1) data privacy, data security, cyber security, e-commerce, digital marketing and biometric data, including Del. Code Tit. 6 § 1205C, the Federal Trade Commission Act, the Fair Credit Reporting Act (15 U.S.C. § 1681 et seq.), as amended by the Fair and Accurate Credit Transactions Act, Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, as amended (“HIPAA”) and the Gramm-Leach-Bliley Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, information security breach notification laws (such as Cal. Civ. Code §§ 1798.29, 1798.82 - 1798.84), information privacy laws (such as the California Consumer Privacy Act of 2018, as amended by the Consumer Privacy Rights Act, Cal. Civil Code § 1798.100 et seq.), laws imposing minimum information security requirements (such as Cal. Civ. Code § 1798.81.5, 201 Mass. Code Reg. 17.00 and Nev. Rev. Stat. §§ 603A.210, 603A.215); laws requiring the secure disposal of records containing certain Personal Data (such as N.Y. Gen. Bus. Law § 399-H); and in each case, the rules implemented thereunder; and (2) privacy, data security, confidentiality, cyber security, e-commerce, marketing and biometrics, including the European Union (“EU”) General Data Protection Regulation 2016/679 (“GDPR”), with effect from 25 May 2018, and EU Member State laws supplementing the GDPR, the EU Directive 2002/58/EC (“e-Privacy Directive”), as replaced from time to time, and EU Member State laws implementing the e-Privacy Directive, including laws regulating the use of cookies and other tracking means as well as unsolicited e-mail communications; laws imposing minimum information security and incident reporting requirements, including the EU Payment Services Directive 2, and their national implementing laws, laws requiring the secure disposal of records containing Personal Data, and in each case, the rules implemented thereunder;

(ii)          all Contracts (or portions thereof) to which the Company is a party that are applicable to the Processing of (1) Personal Data or (2) any other Confidential Information (collectively, “Data Agreements”), and maintained all Data Agreements required under Applicable Privacy Laws, including without limitation HIPAA business associate agreements.

(b)          The Company has not received any notice of non-compliance with Applicable Privacy Laws, nor is there pending, or has there ever been any, complaint, audit, proceeding, investigation, lawsuit, demand, or claim against the Company regarding its Processing of Personal Data or Confidential Information.  The Company has all necessary rights and permissions to Process any Personal Data or Confidential Information howsoever accessed, obtained, maintained, stored, or collected, by or for the Company.  The Company has not purchased, received or shared any Personal Data obtained, maintained, stored, or collected by or for any third party, except to the extent it has provided appropriate notice to, and where required by Applicable Privacy Laws, obtained valid consent from, the individuals to whom the purchased, received or shared Personal Data pertain.

(c)          The Company has implemented and complied with written notices, policies and procedures relating to the Processing of Personal Data as required by Applicable Privacy Laws, including: a publicly posted website privacy policy and HIPAA notice of privacy practices on each Company Website, internal records and inventories of any and all Processing activities, vendor-onboarding processes and assessments, privacy impact assessments required for high risk processing of Personal Data, technical and organizational measures that are appropriate to the risk of the Processing of Personal Data that are complete, accurate and comply with all Applicable Privacy Laws (“Privacy Policies”), except that the Company does not have any  written information security program, data breach response plan or records of data breaches occurred. To the extent commercially reasonable and within its business judgment, the Company has implemented written notices, policies and procedures relating to industry self-regulatory guidelines, as well as with all other representations, statements, and commitments that the Company has made to Persons with respect to such Personal Data (“Privacy Commitments”).  At all times, the Company has been and is in compliance with all such Privacy Policies and any Privacy Commitments.  The Company has conducted periodic risk assessments, and remediated all material vulnerabilities detected thereby. The Company has conducted periodic workforce training regarding its Privacy Policies as required by HIPAA. Neither the execution, delivery, nor performance of this Agreement, nor the consummation of any of the Transactions will violate any of the Data Agreements, PCI Requirements, Privacy Policies, Privacy Commitments, or any Applicable Privacy Laws as they currently exist or existed at any time during which any of such Personal Data was collected or obtained.

(d)          There has been no accidental, unlawful or unauthorized destruction, loss, access, acquisition, use, alteration, modification, disclosure, or misuse of Personal Data or Confidential Information owned by, possessed by or controlled by (which includes such information in the possession, custody or control of a Sub-Processor), including any such incident that violates the Applicable Privacy Laws or that would require the Company to notify any Person, Governmental Entity, data protection authority in the EEA or affected individuals under the Applicable Privacy Laws (collectively, a “Security Breach”).

2.12          Taxes.

(a)          The Company has properly completed and timely filed all Tax Returns required to be filed by it on or prior to the Closing Date, and has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return).  All such Tax Returns were complete and accurate in all respects and have been prepared in compliance with Law.  There is no claim for Taxes (other than Taxes not yet due and payable) that has resulted in an Encumbrance against any of the assets of the Company.

(b)          The Company has delivered to Acquirer true, correct and complete copies of all income and other material Tax Returns of the Company for which the statute of limitations has not yet expired, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company.

(c)          The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date.  The unpaid Taxes of the Company (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business after the Company Balance Sheet Date and consistent with past practice.

(d)          There is (i) no past, pending or threatened audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no waiver or extension of any statute of limitations on the assessment of any Taxes granted with respect to any Tax Return of the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed.  The Company has not received from any Tax Authority (including in a jurisdiction where the Company has not previously filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authorities against the Company. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no matters under discussion with any Tax Authorities, or known to the Company, with respect to Taxes that may result in any additional liability for Taxes with respect to the Company.

(e)          The Company has neither been nor will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(f)          The Company is not party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Company does not have any Liability or potential Liability to another party under any such agreement.

(g)          The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Law.

(h)          The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder.  The Company has not participated in, and is not currently participating in, (i) a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), (ii) a transaction that would be reasonably likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule), or (iii) any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i)          None of the Company or any predecessor of the Company is or has ever been a member of a group that filed or was required to file a consolidated, combined, unitary or similar Tax return (other than a group of which the Company (including any predecessor of the Company) was the ultimate parent corporation).

(j)          The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), including any arrangement for group or consortium relief or similar arrangement, as a transferee or successor, by operation of Law, by Contract or otherwise.

(k)          The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) amount required to be included in income pursuant to Section 951, Section 951A or Section 965 of the Code, (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (vii) any payment, loan, event or other transaction that occurred prior to the Closing but the payment and/or liability for which is deferred or forgiven pursuant to any Pandemic Response Law.

(l)          The Company has not received or requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). No power of attorney with respect to Taxes has been granted with respect to the Company.

(m)          The Company is not and has never been a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(n)          Schedule 2.12(n) of the Company Disclosure Letter sets forth each jurisdiction where the Company will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid.  The Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction. The Company is not subject to any type of Tax in any U.S. state where it does not file Tax Returns applicable to such type of Tax.

(o)          The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(p)          The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives.  The Company is in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(q)          The Company neither is, nor has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(r)          The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 or Section 361 of the Code.

(s)          Schedule 2.12(s) of the Company Disclosure Letter sets forth, as of the Agreement Date, the amount of any “applicable employment taxes” under Section 2302 of the CARES Act the payment of which has been deferred, extended or delayed by the Company pursuant to the CARES Act. The Company has (i) to the extent applicable, properly complied with all requirements of all Laws in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, properly complied with all requirements of Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act of 2020 and Section 2301 of the CARES Act, to the extent applied for, (iii) not deferred any payroll tax obligations pursuant to or in connection with the Payroll Tax Executive Order, and (iv) not received (nor has any Affiliate that would be aggregated with the Company and treated as one employer for purposes of Section 2301 of the CARES Act received) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. Except for Section 2302 of the CARES Act, the Company has not availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to impact the Tax payment and/or reporting obligations of the Company after the Closing Date.

(t)          The Company has (i) complied with all Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any state, local or foreign law), (ii) withheld (within the time and in the manner prescribed by Law) from any amounts paid or owing to any Employee, customer, creditor, stockholder or other third party and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding and information Tax Returns (including IRS Forms W-2, 1099 and 1042), and maintained all required records with respect to all of the foregoing, for all periods through and including the Closing Date.

(u)          The Company neither has, nor has ever had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income tax purposes. The Company is and always has been properly classified as a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes and has had comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return.  The Company uses the accrual method of accounting for income Tax purposes.

(v)          Except as set forth in Section 2.12(v) of the Company Disclosure Letter, the Company has made available to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any Company Common Stock that was initially subject to a vesting arrangement or to other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.  No payment to any Company Securityholder of any portion of the Merger Consideration or Earnout Payments issuable or payable pursuant to Section 1.3(a) or Section 1.3(b) will result in compensation or other income to any Company Securityholder with respect to which Acquirer or the Company would be required to deduct or withhold any Taxes.

(w)          Schedule 2.12(w) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party.  Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of Section 409A(a) of the Code and any Treasury Regulations thereunder by its terms and has been operated in accordance with such requirements.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.  The Company is under no obligation to pay any Taxes pursuant to Section 409A of the Code or to gross up any Taxes under Section 409A of the Code.  The exercise price of all Company Options is and has at all times been at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and none of Acquirer or the Company has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options.  All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.  All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Company Board or an appropriate committee thereof as of the applicable date of grant.  No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Law.

(x)          Except as set forth on Schedule 2.12(x) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law) and no amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will not be deductible by the Company by reason of Section 280G of the Code.  Schedule 2.12(x) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.  No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.  The Company has not had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(y)          No share of Company Capital Stock is a “covered security” within the meaning of Section 6045(g) of the Code.

2.13          Employee Benefit Plans and Employee Matters.

(a)          Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, in each case, written or otherwise, formal or informal, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b)          The Company does not sponsor or maintain any self-funded employee benefit plan providing for health or welfare benefits, including any plan to which a stop-loss policy applies.  The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, actuarial reports, financial statements, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.  The Company has made available to Acquirer a true, correct and complete copy of the most recent favorable IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.  Each trust established in connection with any Company Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust.

(c)          None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and the Company has complied in all material respects with the requirements of COBRA.  There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan.  Each Company Employee Plan has been maintained and administered in accordance with its terms and in compliance in all material respects with the requirements prescribed by Law, and the Company and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in material default under or in material violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans.  All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date).    No Company Employee Plan is covered by, and none of the Company or any ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event).  No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. With respect to each Company Employee Plan, (i) no lien has been imposed under the Code, ERISA or any other Law, and (ii) the Company has not made any filing in respect of such Company Employee Plan under the Employee Plans Compliance Resolution System, the Department of Labor Delinquent Filer Program or any other voluntary correction program.  No Company Employee Plan is maintained through a human resources and benefits outsourcing entity or professional employer organization.

(d)          There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e)          None of the Company or any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(f)          None of the Company or any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, or has any Liability (actual or contingent) with respect to, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(g)          No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(h)          The Company is and has been in compliance in all material respects with all Law respecting employment, discrimination in employment, harassment and retaliation in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants and the proper classification of employees as exempt or non-exempt), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder, (vii) the Patient Protection and Affordable Care Act of 2010 and (viii) the applicable requirements of the CARES Act of 2020.

(i)          The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing.  The Company has paid in full to all current and former employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There are no pending claims against the Company under any workers compensation plan or policy or for long term disability that are material.  The Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount.

(j)          The Company is and has been in compliance in all material respects with all quarantine, “shelter in place”, “stay at home”, workforce reduction, masking, social distancing, shut down, closure, sequester, workplace modification or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 (“COVID-19 Measures”) applicable to any location in which the Company operates.  To the extent the Company requires employees to perform in-person work in any locations subject to a health and safety Order, the Company’s requirements for in-person services reasonably meet the standards set forth in the current Order.  To the extent the Company has knowledge of any employee or consultant that has tested positive for COVID-19, the Company has taken all necessary actions with respect to such employee or consultant as required by any applicable federal, state and local health authorities.  The Company has also documented any work-related injury and illness to the extent required by Law.

(k)          There are no disputes or controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which disputes or controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(l)          Every Person who provides services to the Company and who requires a visa, employment pass or other required permit to work in the country in which he is employed holds a current visa, or has produced a current employment pass or such other required permit to the Company and possesses all necessary permission to remain in such country and perform services in that country.

(m)          The Company has made available to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment, retention, change in control and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus and commission plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company.

(n)          The Company neither is, nor at any time has been, a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization.  There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company.  There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business.

(o)          Neither the Company, nor to the knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.

(p)          To the knowledge of the Company, no employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others.  No contractor of the Company is in violation of any material term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others.

(q)          Except as set forth on Schedule 2.13(q) of the Company Disclosure Letter, no employee of the Company has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends, to terminate his or her employment with the Company.  The employment of each of the employees of the Company is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to, or pay any amount of any severance in connection with, terminating the employment of any of its employees.

(r)          Schedule 2.13(r)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all officers, directors and employees of the Company, showing each such individual’s (i) name and date of birth, (ii) employing entity; (ii) city and country of employment, (iii) hire date and service date, if different, (iv) position, (v) manager’s name, (vi) annual remuneration, bonuses or variable cash compensation and material fringe benefits, (vii) employment status (i.e., exempt or non-exempt), (viii) vacation and sick leave entitlement and accrual, (ix) leave status and anticipated date of return to full-service, (x) confirmation of eligibility to work in the applicable jurisdiction and citizenship/visa status, (xi) any commitments made to any such employee with respect to changes to his or her employment or compensation or benefits for the current fiscal year and the most recently completed fiscal year, (xii) any material circumstances (including pregnancy, disability or military service) to the extent that the disclosure thereof is permitted by Law and (xiii) whether the employee was recruited from a previous employer.  Schedule 2.13(r)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors who have served in such capacity since January 1, 2019 and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.

(s)          There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees.  No claims or allegations have been made against the Company, or any director, employee, consultant or independent contractor thereof, for discrimination, sexual or other harassment, or retaliation nor, to the knowledge of Company, are any such claims threatened or pending nor, to the knowledge of the Company, is there any reasonable basis for such a claim.

(t)          The Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”) does not apply to the Company.

(u)          Except as set forth in Schedule 2.13(u) of the Disclosure Schedule, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company, (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person or (vi) limit the Company’s ability to terminate any Company Employee Plan.

2.14       Interested-Party Transactions.  None of the officers or directors of the Company or, to the knowledge of the Company, any of the other employees of the Company or any Company Stockholder, or any of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than five percent (5%) of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of their assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Law.

2.15        Insurance.  The Company maintains the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance.  The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company.  There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds.  All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16       Books and Records.  The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements. The Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, and (ii) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company, each as currently in effect. The minute books of the Company made available to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date.

2.17          Material Contracts.

(a)          Schedules 2.17(a)(i) through (xxv) of the Company Disclosure Letter identifies, in each subpart that corresponds to the subsection listed below, any Contract in effect as of the Agreement Date pursuant to which the Company is a party, has ongoing obligations or is otherwise bound or under which the Company has any right or interest (collectively, the “Material Contracts”):

(i)          any Contract with a Significant Payor, a Significant Supplier or a Significant Originator;

(ii)          any Contract under which the Company has received, or is expected to receive, payments in excess of $[***] over the life of such Contract;

(iii)          any Contract under which the Company has paid, or is expected to pay, amounts in excess of $[***] to any other Person over the life of such Contract;

(iv)          any dealer, distributor, reseller, OEM, referral, sales agent, partner or similar agreement;

***Certain Confidential Information Omitted

(v)          any Contract pursuant to which the Company is obligated to pay any royalties, fees or other payments to any Person with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company Intellectual Property;

(vi)         (A) any joint venture Contract, or (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons;

(vii)     any separation agreement, severance agreement, change in control agreement, retention agreement, transaction bonus agreement or Contract, in each case, providing for the payment of compensation or benefits upon, or in connection with, the Transactions to any current or former employees under which the Company has any actual or potential Liability in connection with the Transactions;

(viii)     any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that limits or would limit the freedom of the Company or any of its successors or assigns or Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any components, supplies, parts or services; or (D) containing any “take or pay,” minimum commitments or similar provisions;

(ix)        any Contract to which the Company is a party or is otherwise bound and (A) pursuant to which the Company has granted rights with respect to any Company Intellectual Property or licensed any Third-Party Intellectual Property, or (B) that otherwise governs any Company Intellectual Property; provided that for purposes of disclosure as required under this Section 2.17(a)(ix), the Company shall not be required to list “shrink wrap,” “click wrap,” software as a service, subscription, and similar end user Contracts for Third-Party Intellectual Property that is generally, commercially available software and that (A) is not material to the Company, (B) is not incorporated in or embodied in a Company Product, (C) has not been modified or customized for the Company and (D) is licensed for an annual fee under $25,000;

(x)          any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards organization, body, working group or any similar organization;

(xi)         any Contract providing for the development of any technology or Intellectual Property Rights, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Acquirer);

(xii)       any Contract with any other laboratory or diagnostics company;

(xiii)      any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xiv)      any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company (provided that for purposes of disclosure as required under this Section 2.17(a)(xiv), the Company shall not be required to list Contracts on the Company’s unmodified standard form of customer agreement or end user terms of service, copies of which have been made available to Acquirer);

(xv)       any Contract involving (A) the provision of material services or products with respect to any pre-clinical or clinical development activities of the Company; or (B) involving any collaboration, co-development or other similar arrangement under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company;

(xvi)      any material settlement agreement, or any litigation standstill or tolling agreement, with respect to any Legal Proceeding;

(xvii)     any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(xviii)    any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xix)      any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer or end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xx)        any Contract providing for capital expenditures after the Agreement Date in excess of $[***] in the aggregate;

(xxi)      any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $5,000 per annum;

(xxii)     any Contract with any investment banker, broker, advisor or similar party retained by the Company in connection with this Agreement and the Transactions;

(xxiii)    any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person;

(xxiv)    any Contract that constitutes or relates to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity (each a “Government Contract”); and

(xxv)     any Contract relating to any Payment Programs.

***Certain Confidential Information Omitted

(b)          The Company has performed in all material respects all of the obligations required to be performed by it, and is entitled to all material benefits, under, and is not alleged to be in default in respect of, any Material Contract.  Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  There exists no material default or event of default or event, occurrence, condition or act, with respect to the Company or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract.  The Company has not received any written notice or other formal communication regarding any actual or alleged violation or breach of, default under, or intention to cancel or modify any Material Contract.  No Person is renegotiating, or has a right pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable by or to the Company under any Material Contract or any other material term or provision of any Material Contract.  No Person has threatened to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract).  True, correct and complete copies of all Material Contracts in written form have been made available to Acquirer at least three Business Days prior to the Agreement Date.

(c)          Except as set forth on Schedule 2.17(c) of the Company Disclosure Letter, which provides a true, correct and complete description of the terms of each Material Contract (if any) that is not in written form, all Material Contracts are in written form.

2.18        Brokers.  Except as set forth in Schedule 2.18 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the origin, negotiation or execution of this Agreement, or the consummation of the Transactions based upon arrangements made by or on behalf of the Company.

2.19        Anti-Corruption Law, Sanctions and Anti-Money Laundering Compliance.

(a)          None of the Company or, to the knowledge of the Company, any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, as applicable, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary, professional services firm, consultant, attorney or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)          The Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP.  There have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment.  The Company has not established or maintained a secret or unrecorded fund or account.

(c)          Neither the Company nor, to the knowledge of the Company, any of its Representatives (acting in their capacities as such) has been convicted of violating any Anti-Corruption Laws, Sanctions or AML Laws, or been subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Laws, Sanctions or AML Law.

(d)          None of the Company, or to the knowledge of the Company, its Affiliates, Representatives, directors, officers, employees or any of their respective agents, consultants or other third parties authorized to act on their behalf is (i) a Person that is a Sanctions Target, (ii) a Senior Non-U.S. Political Figure, or any immediate family member or close associate of a Senior Non-U.S. Political Figure, (iii) a non U.S. shell bank or (iv) a bank of primary money laundering concern as defined in Section 311 of the Patriot Act.  The Company and, to the knowledge of the Company, its directors, officers, or employees and Affiliates are, and at all times since inception of the Company have been, in compliance with any applicable Sanctions and AML Laws.

2.20        Environmental Laws.  The Company is and has been in compliance with all Environmental Laws in all material respects.  The Company has not received any written notice or other formal communication or, to the knowledge of the Company, any verbal communication from any Person that alleges any noncompliance of the Company’s past or present operations with Environmental Laws.  No notices, administrative actions or suits are pending or, to the knowledge of the Company, threatened relating to an actual or alleged violation of any applicable Environmental Law by the Company.  The Company has not (i) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances; (ii) distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances; (iii) arranged for the disposal, discharge, storage or release of any Hazardous Substances; or (iv) exposed any Employee or other individual to any Hazardous Substances so as to give rise to any material Liability or corrective or remedial obligation under any Environmental Law.  Except in compliance with Environmental Laws and in a manner that would not subject the Company to any material Liability, no Hazardous Substances are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time ever owned, operated, occupied or leased.  The Company does not have, nor is it required to have, any permit for any Hazardous Substance Activities.  The Company has not entered into any agreement that would require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the Company or any other Person.

2.21          Significant Payors, Suppliers and Originators.

(a)          Schedule 2.21(a) of the Company Disclosure Letter contains a true and correct list of the top [***] managed care organizations or third-party payors providing reimbursement coverage for the Company Products by revenues generated from such payors on a consolidated basis for the 12-month period ended June 30, 2021 (each such customer, a “Significant Payor”). The Company has neither received written notice, nor has any knowledge, that any Significant Payor (i) intends to cancel or otherwise materially and adversely modify its relationship with the Company (whether related to payment, reimbursement rates, price or otherwise); or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to provide reimbursement services to the Company consistent with past custom and practice. The Company is not engaged in any material dispute with any Significant Payor.

***Certain Confidential Information Omitted

(b)          Schedule 2.21(b) of the Company Disclosure Letter contains a true and correct list of the top [***] suppliers (including vendors and manufacturers) of the Company, whether of products, services, Intellectual Property Rights or otherwise, by dollar volume of purchases by the Company on a consolidated basis for the 12-month period ended June 30, 2021 (each such supplier, a “Significant Supplier”).  The Company has neither received written notice, nor has any knowledge, that any Significant Supplier (i) intends to cancel or otherwise materially and adversely modify its relationship with the Company (whether related to payment, price or otherwise), or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to supply goods or services to the Company consistent with past custom and practice. The Company is not engaged in any material dispute with any Significant Supplier.

(c)          Schedule 2.21(c) of the Company Disclosure Letter contains a true and correct list of the top [***] originators of tissue diagnostics volume in the Business for the 12-month period ended June 30, 2021 (each such Person, a “Significant Originator”), which schedule denotes whether each such Significant Originator is a hospital, physician or other type of business. The Company has neither received written notice, nor has any knowledge, that any Significant Originator (i) intends to cease or otherwise materially and adversely modify its relationship with the Company (whether related to ordering volume, payment, reimbursement rates, price or otherwise); or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to order goods or services from the Company consistent with past custom and practice. The Company is not engaged in any material dispute with any Significant Originator.

2.22       Stockholder Notice.  Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.23       Compliance with Regulation D.  The Company is aware that the Acquirer Common Stock to be issued pursuant to the Merger will constitute “restricted securities” within the meaning of Securities Act.  At no time was any holder of Company Capital Stock or Company Options solicited by means of general advertising or general solicitation in connection with this Agreement or the Transactions.  The Company has no knowledge of any inaccuracies in any AIQ delivered to Acquirer by the Company Stockholders prior to or in connection with the execution of this Agreement.

2.24       No Other Representations.  Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article II are and shall constitute the sole and exclusive representations and warranties made with respect to the Company in connection with this Agreement or the Transactions. Except for the representations and warranties referred to in previous sentence, neither Company nor any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature. Acquirer and Merger Sub hereby acknowledge and agree that, except for the representations and warranties set forth in Article II, none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or its business or operations and neither Acquirer nor Merger Sub is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement or in connection with the transactions contemplated hereby or thereby, express or implied, except for the representations and warranties expressly set forth in this Article II.

***Certain Confidential Information Omitted

ARTICLE III
Representations and Warranties of Acquirer and Merger Sub

Acquirer  and Merger Sub represent and warrant to the Company as follows:

3.1          Organization and Standing.  Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

3.2          Authority; Non-contravention.

(a)          Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub.  This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)         Subject to the accuracy of the Company’s representations and warranties set forth in Section 2.2(b) hereof, no vote or other action of the stockholders of Acquirer is required by Law, Nasdaq rules, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Acquirer in order for Acquirer and Merger Subs to enter into any Transaction Documents or consummate the Transactions.

(c)         The execution and delivery of this Agreement and the other Transaction Documents by Acquirer and Merger Sub, as applicable, do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer or Merger Sub, in each case as amended to date or (ii) Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’ ability to consummate the Merger or to perform their respective obligations under this Agreement or have a Material Adverse Effect with respect to Acquirer and its Subsidiaries, taken as a whole.

(d)          Except as required by applicable federal and state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, including the Resale Registration Statement, (ii) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not reasonably be expected to materially and adversely affect the ability of Acquirer or Merger Sub to perform or comply with the covenants, agreements or obligations of Acquirer or Merger Sub herein or in any other Transaction Document or to consummate the Merger or any of the other Transactions in accordance with this Agreement or any other Transaction Document and Law.

3.3          SEC Filings.

(a)        Since January 1, 2021, Acquirer has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits), and all amendments thereof and supplements thereto, required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Acquirer with the SEC since January 1, 2021, as have been supplemented, modified or amended since the time of filing, collectively, the “Acquirer SEC Documents”).

(b)         As of their respective effective dates (in the case of the Acquirer SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Acquirer SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Acquirer SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)        To the knowledge of Acquirer, none of the Acquirer SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the knowledge of Acquirer, threatened, in each case regarding any accounting practices of Acquirer.

3.4          Financial Statements.

(a)         The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Acquirer SEC Documents (the “Acquirer Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Acquirer SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Acquirer) in all material respects the consolidated financial position of Acquirer and its consolidated subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

(b)        Acquirer maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Acquirer (i) maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Acquirer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Acquirer’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Acquirer’s outside auditors and the audit committee of the board of directors of Acquirer (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Acquirer’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquirer’s internal control over financial reporting, and the information described in the foregoing clauses (A) and (B) has been disclosed to the Company prior to the date of this Agreement. Neither Acquirer nor, to the knowledge of Acquirer, Acquirer’s independent registered accountant has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Acquirer or its internal accounting controls or any material inaccuracy in the Acquirer Financial Statements.

3.5          NASDAQ Compliance.  Acquirer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6          Litigation.  As of the Agreement Date, there is no Legal Proceeding pending (or, to the knowledge of Acquirer or Merger Sub, being threatened) against Acquirer or Merger Sub challenging the Merger.

3.7         Merger Consideration.

(a)         Acquirer has sufficient cash resources to pay the cash portion of the consideration to be paid to the Company Securityholders in exchange for their Equity Interests of the Company pursuant to the terms of this Agreement upon consummation of the Merger.

(b)       The Acquirer Common Stock to be issued by Acquirer as part of the Merger Consideration will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and non-assessable, free and clear of any Encumbrances created by Acquirer (including restrictions on rights of disposition), other than restrictions created under applicable securities laws) and not subject to any preemptive rights created by statute, the certificate of incorporation of Acquirer, the bylaws of Acquirer or any Contract to which Acquirer is a party or by which it is bound.

3.8         No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.9         Brokers.  No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the origin, negotiation or execution of this Agreement, or the consummation of the Transactions based upon arrangements made by or on behalf of the Acquirer or Merger Sub.

3.10       No Other Representations.  Notwithstanding anything herein to the contrary, the representations and warranties of Acquirer and Merger Sub expressly set forth in this Article III are and shall constitute the sole and exclusive representations and warranties made with respect to Acquirer and Merger Sub in connection with this Agreement or the Transactions. Except for the representations and warranties referred to in the previous sentence, neither Acquirer, Merger Sub nor any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article III, none of Acquirer, Merger Sub or any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to Acquirer, Merger Sub or their respective businesses or operations and the Company is not relying nor has it relied on any representations or warranties whatsoever regarding the subject matter of this Agreement or in connection with the transactions contemplated hereby or thereby, express or implied, except for the representations and warranties expressly set forth in this Article III.

ARTICLE IV
Conduct Prior to the Effective Time

4.1          Conduct of the Business; Notices.  Except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), the Company shall:

(a)          conduct the Business solely in the ordinary course of business (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Law;

(b)          (i) pay and perform all of its undisputed debts and other obligations (including Taxes and accounts payable) in the ordinary course of business, (ii) use commercially reasonable efforts, consistent with past practice and policies, to collect accounts receivable and not extend credit outside of the ordinary course of business, (iii) manage its cash assets and working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business, (iv) sell the Company’s products and services consistent with past practice as to discounting, license, incentive programs, reimbursement and revenue recognition and other terms, and (v) use its commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c)          assure that each of its Material Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(d)          maintain each of its leased premises in accordance with the terms of the applicable lease;

(e)          promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(f)          promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked, or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained;

(g)          promptly notify Acquirer of any notice or other communication from any Governmental Entity, or any third party payor, relating to reimbursement coverage for Company Products and related services under Medicare, Medicaid, other federal, state and city government healthcare programs or from such third party payor, as applicable; and

(h)          to the extent not otherwise required by this Section 4.1, (i) promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article IV not to be satisfied, and (ii) use reasonable best efforts to promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, results in, or would reasonably be expected to result in, a material breach by the Company of any of its representations or warranties set forth in Article II or any material breach by the Company of any of its covenants set forth in this Agreement, provided that, notwithstanding anything herein to the contrary, any failure of the Company to provide notice pursuant to this Section 4.1(h)(ii) shall not constitute a breach of this Agreement.

4.2         Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the Pre-Closing Period, the Company shall not cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a)          Charter Documents. Any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;

(b)      Merger, Reorganization.  Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)          Dividends; Changes in Capital Stock.  Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d)          Material Contracts. Enter into, amend, modify, terminate, assign or waive rights under any Material Contract or any Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract;

(e)          Equity Interests.  Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding in accordance with the terms as in effect as of the Agreement Date and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(ii) “Permitted Issuances”);

(f)         Employees; Consultants; Independent Contractors. (i) Hire or engage the services of, or offer to hire or engage the services of, any additional officers or other employees, or any consultants or independent contractors, (ii)  terminate the employment or services, change the title, office or position, or materially reduce the responsibilities of any management, supervisory or other key personnel of the Company, (iii) enter into, amend, modify or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, other than entering into “at will” employment agreements in the ordinary course of business consistent with past practice that do not provide for severance, termination pay or acceleration benefits, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (v) add any new members to the Company Board;

(g)          Loans and Investments.  Make any loans or advances (other than routine expense advances to directors, officers or employees of the Company in the ordinary course of business) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money or otherwise modify in any material respect any loan previously granted;

(h)          Intellectual Property.  Transfer or license from any Person any rights to any Intellectual Property Rights, or transfer or license to any Person any rights to any Company Intellectual Property (except for any such license required in connection with any sale of the TissueCypher Test) or any patient data base within the ownership or control of the Company, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business);

(i)          Exclusive Rights and Most Favored Party Provisions.  Enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, technology, Intellectual Property Rights or business, or containing any non-competition covenants or other restrictions relating to its or Acquirer’s business activities or that grants rights of first refusal, rights of first negotiation or similar rights to any third party, or that expressly limits the rights of the Company to purchase or otherwise obtain any components, supplies, equipment, parts, Intellectual Property Rights or services;

(j)          Patents.  Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business, except to the extent necessary to address any actions of the United States Patent and Trademark Office or any other Governmental Entity);

(k)          Dispositions.  Sell, lease, license or otherwise dispose or permit the lapse of or encumber (other than Permitted Encumbrances) any of its tangible or intangible assets, other than sales and non-exclusive licenses of Company Products in the ordinary course of business, or enter into any Contract with respect to the foregoing;

(l)          Indebtedness.  Incur any Company Debt or issue or sell any debt securities or guarantee any debt securities of others;

(m)          Leases.  Enter into any operating lease requiring payments in excess of $100,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(n)          Payment of Obligations.  (i) Pay, discharge or satisfy (A) any Liability to any Person who is an officer or director of the Company (other than compensation due for services as an officer or director) or (B) any claim or Liability in excess of $[***] arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Company Transaction Expenses, (ii) defer payment of any accounts payable (except to the extent reasonably disputed by the Company in good faith), or (iii) give any discount, accommodation or other concession, other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

***Certain Confidential Information Omitted

(o)         Capital Expenditures.  Make any capital expenditures, capital additions or capital improvements other than those contemplated in the Company’s capital expenditure budget approved by Acquirer and attached as Schedule 4.2(o) of the Company Disclosure Letter;

(p)          Insurance.  Materially change the amount of, or terminate, any insurance coverage;

(q)          Termination or Waiver.  Terminate or waive any right of substantial value;

(r)       Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend, modify or accelerate any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Law or as necessary to maintain the qualified status of such plan under the Code, (ii) amend any deferred compensation plan within the meaning of Section 409A of the Code and the Treasury Regulations and guidance promulgated thereunder, except to the extent necessary to meet the requirements of such Section, Treasury Regulation or guidance, (iii) grant or pay, or enter into any Contract providing for the granting or payment of any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts that have been disclosed to Acquirer and are set forth on Schedule 4.2(r) of the Company Disclosure Letter);

(s)          Severance Arrangements.  Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been disclosed to Acquirer and are set forth on Schedule 4.2(s) of the Company Disclosure Letter);

(t)          Lawsuits; Settlements.  (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(u)          Acquisitions.  Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(v)          Taxes.  Make, change or revoke any election in respect of Taxes, adopt or change any accounting method or period in respect of Taxes, file any federal, state, or non-U.S. income Tax Return or any other material Tax Return outside of the ordinary course of business or otherwise in a manner inconsistent with past practice, file any amended Tax Return, enter into any Tax allocation, Tax sharing or Tax indemnity agreement, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) or voluntary disclosure application or agreement or similar process, apply for any Tax ruling, assume or agree to indemnify any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, surrender any right to a claim of refund of Taxes, take any action that is likely to result in the Company having nexus or otherwise being subject to Tax in any jurisdiction in which it has not filed Tax Returns, avail itself of any Tax relief pursuant to Pandemic Response Laws that could reasonably be expected to impact the Tax payment and/or reporting obligations of the Company or after the Closing Date, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates (including the Company) for any Tax period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(w)         Accounting.  Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(x)          Real Property.  Enter into any Contract for the purchase or sale of any real property;

(y)          Encumbrances.  Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(z)         Warranties, Discounts.  Materially change the manner in which it provides warranties, discounts or credits to customers, or give any discount, accommodation or other concession in order to accelerate the collection or induce the payment of any receivable or to induce or accelerate the signing of a customer Contract, in each case, other than in the ordinary course of business;

(aa)        Interested Party Transactions.  Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.14 of the Company Disclosure Letter;

(bb)       Licenses.  Acquire, apply, register or file for any new licenses or authorizations, or amend any existing license, with any Governmental Entity in any jurisdiction or correspond with any Governmental Entity on any matter that would reasonably be expected to be material to Acquirer (following the Effective Time) or the Transactions or fail to renew any Company Authorization;

(cc)        Subsidiaries.  Take any action that would result in the Company having one or more subsidiaries;

(dd)        Communications with Payment Programs.  Initiate or respond to any communication with any Payment Program except as required in the ordinary course of business; and

(ee)       Other.  Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (dd) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the conditions set forth in Section 6.3(a)(i)-(iii) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the conditions set forth in Section 6.3(b) would not be satisfied).

ARTICLE V
Additional Agreements

5.1          Board Recommendation, Stockholder Approval and Stockholder Notice.

(a)          Immediately following the execution of this Agreement, the Company shall solicit written consent from all of the Company Stockholders in the form attached hereto as Exhibit J (the “Written Consent”).  The Company shall promptly deliver to Acquirer a copy of each executed Written Consent upon receipt thereof from any Company Stockholder pursuant to such solicitation.  Promptly after the execution of this Agreement, and in any event within one (1) hour thereof, the Company will receive Stockholder Written Consents from Stockholders pursuant to the preceding solicitation that are sufficient to fully and irrevocably deliver the Company Stockholder Approval.  The Company agrees that the information included in the Stockholder Notice will not, on the date the Stockholder Notice is first sent or furnished to the Company Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.

(b)         The Company Board shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement pursuant to the Written Consent, (ii) the Stockholder Notice or other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the Company Board has unanimously recommended that the Company Stockholders vote in favor of the approval of the adoption of this Agreement pursuant to the Written Consent and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Company Board that the Company Stockholders vote in favor of the approval of the adoption of this Agreement notwithstanding the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal.

(c)          Without limiting the generality of the foregoing, promptly (and in any case within 10 Business Days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder that has not previously executed the Written Consent, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law.  The Stockholder Notice shall also contain an AIQ.  Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer (which approval shall not be unreasonably withheld, conditioned or delayed), and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer (which approval shall not be unreasonably withheld, conditioned or delayed).  The Company shall not include in the Stockholder Notice any information with respect to Acquirer or its Affiliates, the form and content of which information shall not have been approved by Acquirer prior to such inclusion (such approval not to be unreasonably withheld, conditioned or delayed).  The Company shall use reasonable best efforts to solicit approval of the Written Consent and a waiver of appraisal or dissenters’ rights from each Company Stockholder that has not previously executed the Written Consent pursuant to Section 5.1(a).

5.2          No Solicitation.

(a)          The Company shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal or Takeover Inquiry, (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to a Takeover Proposal or Takeover Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Takeover Proposal or Takeover Inquiry; (iv) approve, endorse or recommend any Takeover Proposal; (v) execute or enter into any binding or nonbinding letter of intent, memorandum of understanding or similar understanding or any Contract contemplating or otherwise relating to any Takeover Proposal; or (vi) propose to do any of the foregoing.  Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.2, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.2 by the Company for purposes of this Agreement.

(b)          If the Company or any Representative of the Company receives a Takeover Proposal or Takeover Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than 24 hours after the Company becomes aware of such Takeover Proposal or Takeover Inquiry) advise Acquirer orally and in writing of such Takeover Proposal or Takeover Inquiry (including the identity of the Person making or submitting such Takeover Proposal or Takeover Inquiry, and the material terms thereof) and provide a copy of all material written materials relating to such Takeover Proposal or Takeover Inquiry, including a written summary of all material oral communications made by any Person in connection with such Takeover Proposal or Takeover Inquiry, confidentiality agreements, and responses from the Company or its Representatives.

(c)        The Company shall immediately cease and cause to be terminated any discussions, negotiations and communications with any Person that relate to any Takeover Proposal or Takeover Inquiry and promptly request the destruction or return of any nonpublic information of the Company provided to such Person.

(d)          Promptly after the Agreement Date, the Company shall: (i) request each Person that has received confidential information from the Company or its Representatives at any time during the past 12 months pursuant to a confidentiality or similar agreement in connection with such Person’s consideration of a possible Takeover Proposal or investment in the Company to return or destroy all confidential information previously furnished to such Person by or on behalf of the Company; and (ii) except as otherwise permitted by Section 5.2(b), prohibit any third party from having access to any physical or electronic data room relating to any possible Takeover Proposal or Takeover Inquiry.

5.3          Confidentiality; Public Disclosure.

(a)         The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated as of March 24, 2021 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.  The Stockholders’ Agent, shall keep confidential information relating to the Company, Acquirer, the Merger or this Agreement received by the Stockholders’ Agent. Notwithstanding anything herein to the contrary, following Closing, the Stockholders’ Agent shall be permitted to disclose information as required by law or to advisors and representatives of the Stockholders’ Agent and to the Company Stockholders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto.

(b)         The Company shall not, and the Company shall cause each of its Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of Company Stockholders and other third parties contemplated by this Agreement.  Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, Acquirer may issue such press releases or make such other public statements regarding this Agreement or the Transactions as Acquirer may, in its reasonable discretion, determine; provided, however, that Acquirer shall provide to the Company a reasonable opportunity to review and comment on any press release issued in connection with the execution and delivery of this Agreement or the Merger.

5.4          Reasonable Best Efforts.

(a)          Each of the parties hereto  (except for the Stockholders’ Agent) agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other Transactions.

5.5          Third-Party Consents; Notices.

(a)          To the extent requested by Acquirer, the Company shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract required to be listed or described on Schedule 2.3(c)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(c)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b)          The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Law in connection with the Transactions.

5.6          Litigation.  The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or, to the knowledge of the Company, threatened against the Company or its directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim or any litigation claim pending against the Company as of the Agreement Date and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim or any litigation claim pending against the Company as of the Agreement Date. Nothing in this Section 5.6 shall require the Company to provide any documents or information to the extent doing so would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information (it being agreed that the Company shall use its reasonable best efforts to provide such documents or communicate such information in a manner that would not waive such privilege, including the execution of a joint defense agreement between the Company and Acquirer with respect to such New Litigation Claim).

5.7         Access to Information.

(a)          During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (a) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (i) the Company’s properties, personnel, books, Contracts and records and (ii) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (b) the Company shall make available to Acquirer and its Representatives true, correct and complete copies of (i) the Company’s internal financial statements, (ii) the Company’s Tax Returns, Tax elections and all other records and workpapers relating to Taxes and (iii) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party.  Except as otherwise provided in Section 8.6(i), no information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

(b)          Subject to compliance with Law, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as requested by Acquirer with one or more representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

5.8          Spreadsheet.  The Company shall prepare and deliver to Acquirer, in accordance with Section 5.12, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(a)         the names of all of Company Securityholders and, where available, their respective addresses, e-mail addresses, taxpayer identification numbers, and whether, to the Company’s knowledge, such Person is an Accredited Securityholder or Unaccredited Securityholder;

(b)        the number and type of shares of Company Capital Stock held by, or subject to the Company Options held by, such Company Securityholders and, in the case of outstanding shares, the respective certificate or book-entry numbers;

(c)         an indication of whether any shares of Company Capital Stock were acquired upon exercise of a Company Option (and, if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code and the purchase and sale of Company Capital Stock pursuant to this Agreement results in a “disqualifying disposition” of such shares described in Section 421(b) of the Code);

(d)          an indication of whether any share of Company Capital Stock is or has been subject to vesting provisions and, if so, whether a valid election was made under Section 83(b) of the Code with respect to any such Company Capital Stock;

(e)          the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option;

(f)          the number of shares of Company Capital Stock subject to In-the-Money Company Options, and whether any such In-the-Money Company Options are Employee Options or Non-Employee Options;

(g)         the calculation of Fully Diluted Company Capital Stock, the Per Share Closing Consideration, the Per Share Closing Total Value, the Per Share Cash Percentage, the Per Share Stock Percentage, for each Company Option, the Option Consideration for such Company Option, the Total Liquidation Preference, the Aggregate Exercise Amount;

(h)        the calculation of the aggregate amount of cash and Acquirer Common Stock payable or issuable to each such Company Securityholder pursuant to Section 1.3(a), and the total amount of Taxes to be withheld from such payment;

(i)          each Company Stockholder’s Pro Rata Share (expressed as a percentage);

(j)         the following information with respect to each of the shares of Company Capital Stock set forth in clause (b) of this Section 5.8 above that would be deemed a “covered security” under Treasury Regulation Section 1.6045-1(a)(15), for federal tax purposes and to the knowledge of the Company, (i) the date such shares of Company Capital Stock were originally purchased (or the holding period otherwise started) and (ii) the Company Stockholder’s adjusted tax basis in such shares of Company Capital Stock;

(k)       if a Company Securityholder is a borrower under a promissory note with the Company or is otherwise indebted to the Company for any monetary amount, the amount owed by such Company Securityholder (including all accrued interest thereon) as of the Effective Time which shall be deducted from the amount of cash payable in connection with the Closing to such Company Securityholder; and

(l)          a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

5.9          Expenses.

(a)          Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Company Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at or following the Closing, Acquirer shall pay or cause to be paid all Unpaid Company Transaction Expenses,  and (ii) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided herein.

(b)       At least five Business Days prior to the Closing, the Company shall provide Acquirer with a statement, in a form reasonably satisfactory to Acquirer, setting forth all Unpaid Company Transaction Expenses incurred or payable by or on behalf of the Company prior to or as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company after the Closing (the “Statement of Expenses”).  The Company shall deliver, from each outside legal counsel, accounting firm, professional advisor, financial advisor, banker, consultant, vendor or other payee on the Statement of Expenses, a final invoice, statement or other binding written acknowledgement setting forth: the amounts required to pay off in full on the Closing Date, the Unpaid Company Transaction Expenses owing to such Person as of the Closing Date and wire transfer information for such payment. The Company shall make commercially reasonable efforts to take all necessary action to ensure that Company Transaction Expenses shall not be incurred by the Surviving Corporation after the Closing Date without the express prior written consent of Acquirer. For the avoidance of doubt and without limitation of the foregoing, any Unpaid Company Transaction Expenses payable upon any Earnout Payment may deducted from such Earnout Payment.

5.10        Employees.

(a)        With respect to any employee of the Company who receives an offer of employment from Acquirer, the Surviving Corporation or one of their respective Subsidiaries after the Agreement Date, the Company shall assist Acquirer with its efforts to enter into an Offer Letter with such employee prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, with the exception of the Key Employees, none of Acquirer, Merger Sub, the Surviving Corporation or any of their respective Subsidiaries shall have any obligation to make an offer of employment to any employee of the Company. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company Employees who (i) have declined an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date, and (ii) who have not received from Acquirer an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date, excluding any Company Employee for whom Acquirer notifies the Company of its election to maintain such Company Employee’s existing employment arrangements (the “Existing Arrangement Employees”) (collectively, and excluding the Existing Arrangement Employees, the “Designated Employees”), and the Company shall require such Designated Employees to execute a Separation Agreement.

(b)          For [***] following the Closing Date (or, if earlier, the date of termination of employment of the relevant Continuing Employee), Acquirer shall (or Acquirer shall cause the Surviving Corporation or one of Acquirer’s subsidiaries to) provide to each Continuing Employee [***].

(c)          Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.10 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of the Acquirer, the Surviving Corporation or any of their subsidiaries to terminate any Continuing Employee for any reason, (ii) require the Acquirer, the Surviving Corporation or any of their subsidiaries to continue any Company Employee Plan or prevent the amendment, modification or termination thereof after the Closing Date, (iii) create any third party beneficiary rights in any Person, or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.  No provision of this Section 5.10 shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Acquirer, the Surviving Corporation or their respective subsidiaries. The terms and conditions of this Section 5.10 shall be without prejudice to the separate enforceability of any Key Employee Agreement, Offer Letter or any other agreement by and between the Surviving Corporation and any Continuing Employee.

***Certain Confidential Information Omitted

5.11      Termination of Benefit Plans.  Effective as of the day immediately preceding the Closing Date, the Company shall terminate the Company 401(k) Plan and no later than the Closing Date shall terminate the Company’s 2021 Equity Incentive Plan (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated).  The Company shall provide Acquirer with evidence that such Company Employee Plan(s) have been terminated pursuant to resolutions of the Company Board or any applicable committee thereof.  The form and substance of such resolutions shall be subject to review and approval by Acquirer.  The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require.  In the event that termination of the Company’s 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer no later than 10 Business Days prior to the Closing Date.

5.12        Certain Closing Certificates and Documents.  The Company shall prepare and deliver to Acquirer a draft of each of the Estimated Closing Statement and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Estimated Closing Statement and the Spreadsheet to Acquirer not later than two Business Days prior to the Closing Date.  In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Estimated Closing Statement or the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.12.  Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Estimated Closing Statement and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Estimated Closing Statement and the Spreadsheet.

5.13        Tax Matters.

(a)         Cooperation. Each of Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b)          Pre-Closing Tax Returns.  At the expense of Acquirer, Acquirer shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company first due after the Closing Date that include any Pre-Closing Tax Period and are indicated on Schedule 2.12(n) of the Company Disclosure Letter (such Tax Returns, the “Acquirer Prepared Returns”). Acquirer shall prepare Acquirer Prepared Returns for any taxable period that ends on or before the Closing Date in a manner consistent with the past practice of the Company, to the extent consistent with Applicable Law. In the case of any Acquirer Prepared Return that shows a material amount of Pre-Closing Taxes, Acquirer shall provide the Stockholders’ Agent with a draft copy of such Tax Return for review and comment (at least twenty (20) calendar days prior to the due date (taking into account all extensions properly obtained) in the case of income Tax Returns, and as soon as reasonably practicable in the case of other Acquired Prepare Tax Returns); provided, that no delay or failure on the part of Acquirer in delivering any such Acquirer Prepared Return shall cause any Company Indemnified Party to forfeit any indemnification rights under Article VIII except to the extent that the Company Stockholders are materially prejudiced by such delay or failure.  Acquirer shall, in good faith, consider any reasonable changes to any Acquirer Prepared Return suggested by the Stockholders’ Agent.

***Certain Confidential Information Omitted

(c)         Transfer Taxes.  All transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the Transactions (“Transfer Taxes”) shall be borne [***]. The party responsible by Law for filing any Tax Return relating to Transfer Taxes shall be responsible for filing such Tax Return and the other party shall cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns.

5.14       280G Stockholder Approval.  Prior to the Closing Date,  the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, and submitted to Acquirer for review at least five Business Days prior to Closing, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the Treasury regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was solicited and not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.14.

5.15       Resale Registration Statement.

(a)          Each of Acquirer and the Company shall cooperate with respect to the preparation and filing with the SEC of a registration statement of Acquirer registering the resale by Company Securityholders holding shares of Acquirer Common Stock issued hereunder following Closing (the “Resale Registration Statement”).  If Acquirer is eligible to file a Resale Registration Statement on Form S-3 pursuant to Rule 462(e) under the Securities Act (an “Automatic Resale Registration Statement”) registering the resale by the Company Securityholders holding shares of Acquirer Common Stock issued hereunder, Acquirer shall prepare such Automatic Resale Registration Statement and the Form 8-K/A attaching the Required Financials (the “Form 8-K/A”), with the cooperation of the Company, and, subject to Acquirer’s timely receipt of the Reporting Information and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use its reasonable best efforts to have such Form 8-K/A and Automatic Resale Registration Statement ready for filing with the SEC promptly following the Closing, provided that Acquirer shall only be obligated to file the Resale Registration Statement (x) during an “open trading window” as determined by Acquirer’s insider trading policies and (y) a reasonable period of time after Acquirer’s receipt of the Reporting Information.  Each of Acquirer and the Company will cause the Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Company shall use its commercially reasonable efforts to: (a) deliver prior to Closing the Required Financials(b) upon Acquirer’s request, assist Acquirer and its Representatives in the preparation of any  pro forma financial statements of the Company that may be required in connection with Acquirer’s SEC reporting obligations related to this Agreement or any of the Transactions or the filing of the Resale Registration Statement, (c) promptly furnish such information as Acquirer may reasonably request in connection with such financial statements, the Resale Registration Statement, or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions; (d) complete, execute, acknowledge and deliver, or use their reasonable best efforts to cause to be completed, executed, acknowledged and delivered by the appropriate representatives of the Company or Company Securityholders, in each case, such questionnaires and other documents, certificates and instruments as may be reasonably requested by the Acquirer in connection with the filing of the Resale Registration Statement or the financial statements or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions and (e) cause the Company’s auditors to deliver any consent required to file the Required Financials to comply with Acquirer’s SEC reporting obligations or file the Resale Registration Statement (the Required Financials, together with the information in (b), (c), and (d), the “Reporting Information”). Subject to Acquirer’s timely receipt of the Reporting Information and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use its reasonable best efforts to file the Form 8-K/A with the SEC as soon as reasonably practicable following its preparation.

 ***Certain Confidential Information Omitted

(b)          Once effective, Acquirer shall, subject to the other applicable provisions of this Agreement, use reasonable best efforts to cause the Resale Registration Statement to be continuously effective and usable until the date that is the two-year anniversary of the Closing Date, or such earlier time as all shares of Acquirer Common Stock covered by such Resale Registration Statement (i) have been sold pursuant to such Registration Statement or otherwise, (ii) may be transferred under Rule 144 or another similar exemption under the Securities Act without manner of sale or volume restrictions, or (iii) cease to be outstanding; provided, however, that Acquirer shall not be deemed to have breached its obligations hereunder if Acquirer shall fail to fulfill its obligations under this Section 5.15 at a time when trading of Acquirer Common Stock has been suspended under Acquirer’s insider trading policies, including if Acquirer reasonably believes that there is or may be in existence material nonpublic information or events involving the Company, the failure of which to be disclosed in the prospectus included in the Resale Registration Statement could result in a violation of Law.

(c)          With respect to any Resale Registration Statement that has been filed pursuant to Section 5.15(a), (i) upon the issuance by the SEC of any stop order suspending the effectiveness of any Resale Registration Statement or the initiation of any proceedings for that purpose; (ii) if any Resale Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (including, in any such case, as a result of the non-availability of financial statements); or (iii) if, in the good faith judgment of Acquirer following consultation with legal counsel, it would be detrimental to Acquirer or its stockholders for resales of Acquirer Common Stock to be made pursuant to the Resale Registration Statement due to (A) the existence of a material development or potential material development involving Acquirer that Acquirer would be obligated to disclose or incorporate by reference in the Resale Registration Statement, which disclosure would be premature or otherwise inadvisable at such time, or (B) interference with an actual or potential material financing or business combination transaction involving Acquirer, (I)(1) in the case of clause (ii) above, but subject to clause (iii) above, Acquirer shall as promptly as reasonably practicable prepare and file a post-effective amendment to such Resale Registration Statement or a supplement to the related prospectus so that such Resale Registration Statement or prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of a post-effective amendment to a Resale Registration Statement, use reasonable best efforts to cause it to become effective as promptly as reasonably practicable and (2) in the case of clause (i) above, use reasonable best efforts to cause such stop order to be lifted, and (II) Acquirer shall give notice to the Company Securityholders that the availability of such Resale Registration Statement is suspended and, upon receipt of any such notice, each Company Securityholder agrees that it shall not sell any of the registered securities pursuant to a Resale Registration Statement until such Company Securityholder or the Stockholders’ Agent (after Closing) is notified by Acquirer of the effectiveness of the post-effective amendment to a Resale Registration Statement provided for in clause (I) above, or until it is notified in writing by Acquirer that the Resale Registration Statement may be used. In connection with any circumstance covered by clause (iii) above, Acquirer shall be entitled to exercise its rights pursuant to this Section 7.15(d) to suspend the availability of the Resale Registration Statement for no more than [***] consecutive days and an aggregate of [***] in any 365-day period. Acquirer shall promptly notify the Company (prior to Closing) or the Stockholders’ Agent (following the Closing), as applicable, upon the receipt of any comment letter or request by the SEC, state securities authority or other Governmental Entity for amendments or supplements to any Resale Registration Statement or the prospectus related thereto or for additional information.

(d)          Subject to this Section 5.15 and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use reasonable best efforts to cause the shares of Acquirer Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on NASDAQ promptly following Acquirer’s filing of the Form 8-K/A.

5.16          Director and Officer Indemnification.

(a)          If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time.  Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.

(b)          Prior to the Effective Time, the Company shall purchase (and provide evidence of same to Acquirer) tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage in scope and amount and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date.  Acquirer shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.

(c)          This Section 5.16 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.16 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place.

***Certain Confidential Information Omitted

5.17     Cash Election.  Acquirer may elect, in its sole discretion, to pay the entire Merger Consideration in cash (a “Cash Election”) by delivering a notice to the Company at any time prior to five (5) Business Days before the Closing Date.

ARTICLE VI
Conditions to the Merger

6.1        Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)         Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b)         Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger on the terms contemplated herein shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

6.2       Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)        Representations and Warranties.  The representations and warranties made by Acquirer and Merger Sub in Section 3.1 (Organization and Standing) and Section 3.2(a) (Authority) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), and the other representations and warranties made by Acquirer and Merger Sub herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effect,” or other similar terms set forth therein) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), other than where the circumstances causing such failures to be so true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Acquirer.

(b)          Covenants. Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

6.3         Additional Conditions to the Obligations of Acquirer.  The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a)          Representations and Warranties.

(i)        The Specified Representations (excluding, for purposes of this Section 6.3(a)(i), Section 2.2 (the “Company Capitalization Representations”) and the Tax Representations) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates).

(ii)          The representations and warranties of the Company set forth the Company Capitalization Representations shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

(iii)         All other representations and warranties of the Company herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effect,” or other similar terms set forth therein) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), other than where the circumstances causing such failures to be so true and correct have not had and would not reasonably be expected to have, a Material Adverse Effect with respect to the Company.

(b)          Covenants. The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(c)         No Material Adverse Effect.  Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company.

(d)          Written Consents; Joinders; Lock-Up Agreements. The Company shall have received, and  delivered to Acquirer, fully executed (i) Written Consents from Company Stockholders holding, in the aggregate, not less than [***] of the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time which constitute an effective waiver of such Company Stockholders’ appraisal rights; (ii) Joinder Agreements and AIQ from Company Stockholders holding not less than [***] of the aggregate number of shares of Company Capital Stock outstanding immediately prior to the Effective Time; and (iii) Lock-Up Agreements from 100% of the Company Stockholders receiving shares of Acquirer Common Stock.

(e)        Appraisal Rights. Company Stockholders holding, in the aggregate, no more than [***] percent [***] of the aggregate number of shares of Company Capital Stock shall not have waived their appraisal or dissenters’ rights immediately prior to the Effective Time.

***Certain Confidential Information Omitted

(f)          Audited Financial Statements. The Company shall have delivered to Acquirer audited financial statements for the fiscal year ended December 31, 2020 and, if the Closing shall occur after November 15, 2021, interim financial statements for the nine (9) month period ended September 30, 2021 and any other financial statements of Company required to be filed by Acquirer with the SEC in connection with the Transaction or Resale Registration Statement (the “Required Financials”), each in a form that will allow Acquirer to disclose such Required Financials as required pursuant to Rule 3-05 of Regulation S-X of the Securities Act at least 20 days prior to Closing and the Company shall have complied with its obligations in Section 5.15 with respect to the preparation of pro forma financial statements.

(g)          Auditor Consent.  The Company shall have delivered to Acquirer the consent of the Company’s independent auditors, Grossman Yanak & Ford LLP, in a form reasonably acceptable to Acquirer, to the inclusion of the Required Financials and such auditors’ written report thereon, in any report required to be filed by Acquirer with the SEC for any filing to be made within five business days of Closing.

(h)       Employees.  (i) Each of the Key Employees shall have remained continuously employed from the Agreement Date through the Closing and shall have signed an Offer Letter, each of which shall continue to be in full force and effect, and no action shall have been taken by such individual to rescind any such agreements and (ii) [***] of all Company Employees and independent contractors of the Company who are Company Employees or independent contractors of the Company as of the Agreement Date shall be Continuing Employees or shall continue as independent contractors of the Surviving Corporation, Acquirer or one of its Affiliates.

(i)         Section 280G Matters.  The Company shall have delivered to Acquirer the notification and evidence required by Section 5.14.

(j)        Third Party Consents. The Company shall have received all necessary consents, waivers and approvals of third parties under any Contract with respect to the Merger as described in Schedule 6.3(j) of the Company Disclosure Letter.

(k)          Other Deliveries. Acquirer will have received from the Company each of the items set forth in Section 1.2(b).

ARTICLE VII
Termination

7.1       Termination.  At any time prior to the Closing, this Agreement may be terminated, and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a)          by mutual written consent of Acquirer and the Company;

(b)          by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before November 30, 2021 (the “Termination Date”); provided that the right to terminate this Agreement shall not be available to any party whose breach of any covenant, agreement or obligation hereunder is the principal cause of, or directly resulted in, the failure of the Closing to occur on or before such date; provided, further, that if the Closing has not occurred by the Termination Date due to the failure of the conditions in Section 6.3(f) or Section 6.3(e) to be satisfied, then the Termination Date shall be automatically extended by thirty (30) days for up to two 30-day extensions;

***Certain Confidential Information Omitted

(c)          by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d)          by Acquirer, by written notice to the Company, if (i) upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within [***] days (but not later than the Termination Date) by the Company, then Acquirer may not terminate this Agreement pursuant to this Section 7.1(d) for [***] days (or until the Termination Date) after delivery of written notice from Acquirer to the Company of such breach or inaccuracy (it being understood that Acquirer may not terminate this Agreement pursuant to this Section 7.1(d) if such breach or inaccuracy is cured during such period, or (ii) the Company shall have materially breached Section 5.1 or Section 5.2;

(e)         by the Company, by written notice to Acquirer, upon a breach of any covenant or agreement on the part of Acquirer set forth in this Agreement, or if any representation or warranty of Acquirer shall have become inaccurate, in either case such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within [***] days (but not later than the Termination Date) by Acquirer, then the Company may not terminate this Agreement pursuant to this Section 7.1(e) for [***] days (or until the Termination Date) after delivery of written notice from the Company to Acquirer of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy is cured during such period); and

(f)         by the Acquirer, if the Written Consent is not delivered within one (1) hour of the execution of this Agreement.

7.2        Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company, the Stockholders’ Agent or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any Fraud by or on behalf of, or a willful breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII
Indemnification

8.1         Indemnification by Company Stockholders. Subject to the other provisions of this Article VIII, following the Closing, the Company Stockholders shall severally and not jointly indemnify Acquirer and the Surviving Corporation, their respective Affiliates, and each of their respective officers, directors, employees, stockholders, agents, other representatives, successors and permitted assigns (each a “Acquirer Indemnified Party”) in respect of, and hold them harmless against, any Damages suffered, incurred or sustained by any Acquirer Indemnified Party resulting from or arising out of:

(a)	any inaccuracy in or breach of any representation or warranty made by the Company in Article II of this Agreement as of the Agreement Date and as if made on the Closing Date;

***Certain Confidential Information Omitted

(b)        any breach or nonfulfillment by the Stockholders’ Agent of any of its covenants, obligations or agreements contained in this Agreement;

(c)          any proceeding in respect of Dissenting Shares and any payments to any Person that was a holder of Company Capital Stock immediately prior to the Effective Time in respect of such Person’s Dissenting Shares, to the extent such payments exceed the amount to which such Person would have been entitled pursuant to Section 1.3(b) in respect of such Dissenting Shares if such Person had not exercised appraisal or dissenters rights in respect thereof;

(d)          any Pre-Closing Taxes;

(e)          any claims by (A) any current or former Company Stockholder or alleged current or former holder of any interest or security of the Company (including any Person alleged to hold Company Options), relating to or arising out of (x) this Agreement or the transactions, including the allocation, misallocation, miscalculation or inaccuracy of the Merger Consideration, any Earnout Payments and/or Escrow Distributions amongst the Company Stockholders, including as a result of any inaccuracy or error in the Spreadsheet and/or the Earnout Payment Schedule, if applicable or (y) such Person’s status or alleged status as an equity holder or ownership of interests or securities in the Company at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, or (B) any Person to the effect that such Person is entitled to any interest or security or any payment in connection with the transactions contemplated by this Agreement other than as specifically provided for in this Agreement;

(f)        any claim by a current or former holder of Company Capital Stock or Company Options or any other Person, seeking to assert, or based upon: (A) ownership or rights to ownership of any shares of capital stock or other equity securities of the Company, including any claims for breaches of fiduciary duties owed to such Person in such capacity; or (B) any rights of a stockholder or other equity holder (other than in the case of clauses “(A)” and “(B)” claims based on the rights of any such Person to receive a portion of the payments contemplated to be made to such Person hereby as and to the extent set forth herein), including any option, preemptive rights or rights to notice or to vote;

(g)        any inaccuracies or errors in or omissions from the Spreadsheet or the Estimated Closing Statement, including errors in the calculations of the Company Cash, the Company Debt, the Unpaid Company Transaction Expenses, the Closing Working Capital, the Aggregate Exercise Amount or any of their respective constituent parts, to the extent not fully discharged at Closing or taken into account in the calculation of the Merger Consideration (as adjusted pursuant to Section 1.6);

(h)         any claim, Liabilities or obligations under Section 5.18 or the matters covered thereby, including any claim under any Indemnification Agreement; and

(i)           any Reimbursement Obligations.

For the avoidance of doubt, the parties hereby expressly agree that Acquirer and the other Acquirer Indemnified Parties may (but are not obligated to) recover amounts under this Section 8.1 by recourse against the then remaining Indemnity Escrow Funds held in the Escrow Account and by offset against any Earnout Payment or claims against the Company Securityholders.

8.2          Indemnification by Acquirer.   Subject to the other provisions of this Article VIII, following the Closing, Acquirer shall indemnify the Company Securityholders, their respective Affiliates, and each of their respective officers, directors, employees, stockholders, members, managers, partners, agents, other representatives, successors and permitted assigns (each, a “Company Securityholder Indemnified Party”) in respect of, and hold them harmless against, any Damages suffered, incurred or sustained by any Acquirer Indemnified Party resulting from or arising out of:

(a)          any breach or inaccuracy of any representation or warranty of Acquirer contained in Section 3 of this Agreement; and

(b)          any breach, failure to perform or nonfulfillment of any covenant, agreement or other obligation of Parent or Merger Sub under this Agreement.

8.3        Third-Party Claims.  In the event that any Acquirer Indemnified Party or Company Securityholder Indemnified Party (each, an “Indemnified Party”) becomes aware of a third-party claim (including any action or proceeding commenced or threatened to be commenced by any third-party) that such Indemnified Party reasonably believes may result in an indemnification by the Company Securityholders pursuant to Section 8.1 if the Indemnified Party is an Acquirer Indemnified Party or by Acquirer pursuant Section 8.2 if the Indemnified Party is a Company Indemnified Party (any such claim, a “Third-Party Claim” and the Persons providing indemnification in such case the “Indemnifying Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by copies of any relevant and material documentation submitted by the third party making such Third-Party Claim and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in delivering a Claim Notice shall relieve the Indemnifying Party from any liability hereunder except and only to the extent they shall have been actually and materially prejudiced as a result of such delay or failure. Within 20 days after receipt of any Claim Notice, the Indemnifying Party may, upon written notice thereof to Indemnified Party (which written notice shall include an acknowledgement by the Indemnifying Party that the Indemnified Party shall be responsible for all Damages relating to such Third-Party Claim (subject to the limitations contained in this Article VIII)), assume control of the defense of the Third-Party Claim referred to therein at the Indemnifying Party’s sole cost and expense) with counsel reasonably satisfactory to the Indemnified Party. Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to assume or control the investigation, defense or prosecution of such Third-Party Claim if (A) such Third-Party Claim seeks non-monetary, equitable or injunctive relief or alleges any violation of criminal Law, (B) the Indemnifying Party (including the Company Securityholders in the case of the Stockholders’ Agent) also is a party to such Third-Party Claim and the Indemnified Party determines in good faith after consultation with counsel that joint representation would be inappropriate, (C) such Third-Party Claim relates to or arises in connection with any criminal or regulatory proceeding, action, indictment, allegation or investigation (including, for the avoidance of doubt, any audit or other proceeding relating to Taxes or Tax Returns), (D) a vendor, supplier, licensor, licensee or service provider of Acquirer, the Company or any of their respective Affiliates is a party to such Third-Party Claim, or (E) with respect to any Third-Party Claim against an Acquirer Indemnified Party, the Damages set forth in the Third-Party Claim is more than or equal to the amount then actually available Indemnity Escrow Funds. The party not controlling the defense of such Third-Party Claim (the “Non-Controlling Party”) may participate therein at its own expense.  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed; provided, however, that the consent of the Indemnified Party shall not be required with respect to any such settlement or judgment if (A) such settlement or judgment (1) involves no admission of wrongdoing by the Indemnified Party or its Affiliates, (2) the sole relief provided is monetary damages and (B) the Indemnified Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement or judgment (net of the applicable deductible amount specified in Section 8.6(b)) and such settlement or judgment includes a complete release of the Indemnified Party and its Affiliates, directors, stockholders, members, managers, partners, officers, employees, and representatives from further liability and has no other adverse effect on the Indemnified Party.  If the Indemnifying Party does not elect to defend any Third-Party Claims or is precluded from doing so by any of the exception to the Indemnifying Party’s right to defend such Third-Party Claim set forth above and the Indemnified Party accordingly defends itself against such Third-Party Claim, the Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed; provided, however, that the consent of the Indemnifying Party shall not be required with respect to any such settlement or judgment if the Indemnified Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement or judgment. For purposes of this Section 8.3, if the Company Stockholders, collectively, comprise the Indemnified Party or Indemnifying Parties, then in each such case all references to such Indemnified Party or Indemnifying Parties, as the case may be, (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Stockholders’ Agent acting on behalf of such Indemnified Person or Indemnifying Person, as applicable.

8.4          Indemnification Mechanics

(a)         In order to seek indemnification under this Article VIII, an Indemnified Party shall deliver a written notice (an “Indemnification Demand”) to the Indemnifying Party which contains (i) a description and the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party (to the extent then known) and (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.1 or Section 8.2 (as the case may be) for such Damages and a reasonable explanation of the basis therefor (to the extent then known).

(b)          Upon reasonable request, the Indemnified Party shall furnish the Indemnifying Party with any information to the extent that such information is reasonably necessary in order to evaluate the Indemnification Demand.  If the Indemnifying Party in good faith objects to any claim made by the Indemnified Party in the Indemnification Demand, then the Indemnifying Party shall deliver a written notice (an “Indemnification Dispute Notice”) to the Indemnified Party within [***] days following receipt by the Indemnifying Party of an Indemnification Demand from such Indemnified Party.  The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the Indemnification Demand.  If the Indemnifying Party fails to deliver an Indemnification Dispute Notice prior to the expiration of such [***] period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Indemnified Party’s favor for purposes of this Article VIII, and the Indemnified Party shall be indemnified for the amount of the Damages stated in such Indemnification Demand (or, in the case of any notice in which the Damages (or any portion thereof) are estimated, the amount of such Damages (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Damages (or any portion thereof) are estimated, on such later date when the amount of such Damages (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Article VIII.

(c)       If the Indemnifying Party delivers an Indemnification Dispute Notice, then the Indemnified Party and the Indemnifying Party shall attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Indemnification Dispute Notice.  If the Indemnified Party and the Indemnifying Party agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnified Party and the Indemnifying Party shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.

(d)        If no such resolution can be reached during the [***] period following the Indemnified Party’s receipt of a given Indemnification Dispute Notice, then upon the expiration of such 30-day period (or such longer period as may be mutually agreed), the Indemnified Parties shall be entitled to pursue all remedies available to them under this Agreement or otherwise at law or in equity with respect to such claims (in each case subject to the terms and limitations set forth in this Agreement).

***Certain Confidential Information Omitted

8.5        Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall (a) survive the Closing and remain in full force and effect and (b) expire at 5:00 p.m. Pacific time on the date that is [***] after the Closing Date; provided, however, that (i) the Specified Representations shall survive the Closing and remain in full force and effect until 5:00 pm. Pacific time on the [***] of the Closing Date and (ii) the Tax Representations shall survive the Closing and remain in full force and effect until [***]; provided, further, that, with respect to any claim as to which an Acquirer Indemnified Party shall have, on or prior to such date, delivered an Indemnification Demand, the indemnification obligations hereunder with respect to the claim asserted in such Indemnification Demand, shall survive until such time as such claim is fully and finally resolved and payment in respect thereof, if any is required to be made under the terms of this Agreement, shall have been made. All covenants and agreements of the Company contained in this Agreement (A) that are to be performed at the Closing shall survive the Closing and remain in full force and effect until the date that is [***] after the Closing Date and (B) that are to be performed following the Closing shall continue in effect and expire in accordance with their respective terms.  The representations and warranties of Acquirer and Merger Sub set forth in this Agreement, the Transaction Documents or in any certificate or other instrument delivered pursuant to this Agreement shall terminate on the Closing Date.  It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 8.4 is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 8.4 (Survival of Representations and Warranties) for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

8.6          Threshold and Limitations.

(a)      The Acquirer Indemnified Parties’ sole and exclusive sources of recovery for indemnification claims under Section 8.1(a) (except with respect to such claims related to breaches or inaccuracies of Specified Representations or Tax Representations) shall be [***].

(b)        Notwithstanding anything to the contrary contained in this Agreement, no Indemnified Party shall be entitled to recover any Damages under Section 8.1(a) unless and until the aggregate Damages for which they would otherwise be entitled to indemnification under Section 8.1(a) or Section 8.2(b) exceed $[***] (the “Indemnity Deductible”) at which point such Indemnified Party shall be entitled for indemnification for all Damages in excess of $[***]; provided, however, that the Indemnity Deductible shall not apply to (x) any claims for Fraud, or (y) any Damages related to the inaccuracy in or breach of any of the Specified Representations or the Tax Representations.

***Certain Confidential Information Omitted

(c)          In no event shall (x) any Company Stockholder’s aggregate liability to the Acquirer Indemnified Parties or (y) Acquirer’s aggregate liability to the Company Securityholder Indemnified Parties for indemnification claims pursuant to this Article VIII exceed an amount equal to the aggregate consideration paid by Acquirer to the Company Stockholders under this Agreement [***], other than for Fraud.

(d)          Notwithstanding anything contained in this Agreement or elsewhere to the contrary, “material” and “Material Adverse Effect” or similar materiality type qualifications contained in the representations and warranties of the Company set forth in this Agreement shall be ignored under this Article VIII for purposes of determining whether or not a breach or inaccuracy of a representation or warranty has occurred and for purposes of determining the amount of any Damages.

(e)          The representations, warranties and covenants of the Company  and the Stockholder Agent, and any Acquirer Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of any Acquirer Indemnified Party (including by any of its representatives) or by reason of the fact that any Acquirer Indemnified Party or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

(f)          Notwithstanding anything to the contrary (express or implied) herein, there shall be no maximum liability for Damages caused by Fraud by any party who committed, participated in or had actual knowledge of such Fraud.

(g)          Payments by an Indemnifying Party pursuant to Section 8.1 or Section 8.2 in respect of any Damages shall be net of any insurance proceeds or third party indemnity or contribution payments actually received by the Indemnified Party in respect of such Damages less any deductibles, costs and expenses incurred in connection with making any claim or pursuing or obtaining such insurance proceeds or third party indemnity or contribution payments, and related increases in insurance premiums or other chargebacks; provided, however, that no Indemnified Party has any obligation to seek to recover any insurance proceeds or third party indemnity or contribution payments or to pursue or obtain any insurance claims or third party indemnity or contribution payments.

8.7         No Right of Contribution.  The Indemnifying Party waives, and acknowledges and agrees that such party shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, indemnity, subrogation, reimbursement, or advancement of expenses with respect to any Damages, against the Indemnified Party, or its successors or assigns, in connection with any indemnification obligation under this Agreement.

8.8          Manner of Payment; Release of Escrow.

(a)          The Indemnity Escrow Amount shall be available to indemnify, compensate and reimburse the Acquirer Indemnified Parties for any Damages for which they entitled to recover in accordance with the terms of this Article VIII, which will occur through the forfeiture of the applicable portion of the Indemnity Escrow Amount in accordance with the terms of this Section 8.8(a).  Each claim that is to be satisfied through the forfeiture of any portion of the Indemnity Escrow Amount pursuant to this Article VIII shall be satisfied by forfeiture on behalf of the indemnifying parties of the Indemnity Escrow Amount with a value equal to the applicable Damages.

(b)          Any payment that the Company Stockholders are obligated to make to any Acquirer Indemnified Parties pursuant to this Article VIII shall be made, first (i) to the extent there are sufficient Indemnity Escrow Funds, by release of such Indemnity Escrow Funds to the Acquirer

***Certain Confidential Information Omitted

Indemnified Parties from the applicable Escrow Account by the Escrow Agent within two Business Days after the date written notice of any sums due and owing is delivered to the Escrow Agent pursuant to the Escrow Agreement by the joint instructions of the Stockholders’ Agent and Acquirer, and then (ii) either (x) directly by the Company Stockholders in accordance with their Pro Rata Shares (subject to the limitations set forth in this Article VIII) or (y) in accordance with Section 8.9.

(c)      Each delivery of any portion of the Indemnity Escrow Amount to Company Stockholders pursuant to Section 8.8(b) shall be made in proportion to the Company Stockholders’ respective Pro Rata Share of the Indemnity Escrow Amount being delivered.

(d)         On the [***] anniversary of the Closing Date, the Escrow Agent shall release the then remaining Indemnity Escrow Funds (to the extent such funds have not been utilized to pay the Acquirer Indemnified Parties for any indemnification claims under this Article VIII) to the Company Stockholders in accordance with Section 1.3 and the Escrow Agreement; provided that the Escrow Agent shall retain an amount (up to the total amount of the then remaining Indemnity Escrow Funds) equal to the amount of any claims for indemnification asserted prior to the [***] anniversary of the Closing Date in accordance with the terms of Section 8.4(a) but which are not yet resolved (including any claims for which the time period to deliver an Indemnification Dispute Notice pursuant to Section 8.4(b) has not yet expired) (each such claim, an “Unresolved Claim”).  The amount of the Indemnity Escrow Funds retained for each Unresolved Claim shall be released (to the extent such funds are not utilized to indemnify any Acquirer Indemnified Party for such Unresolved Claim in accordance with the terms of this Agreement) by the Escrow Agent to the Company Stockholders or Acquirer, as applicable, in accordance with the prior sentence upon the final and binding resolution of such Unresolved Claim in accordance with this Article VIII (Indemnification) and the Escrow Agreement. Any amounts released pursuant to this Section 8.8 shall be referred to as “Escrow Distributions”)

8.9         Right to Satisfy Indemnification Claims by Reducing Earnout Payments.

(a)          Acquirer is expressly authorized, but shall not be obligated, to set off up to 100% of any Damages for which it is entitled to indemnification hereunder (subject to the limitations set forth in Article VIII), following final resolution of the claims set forth in any Indemnification Demand pursuant to Section 8.4 or otherwise pursuant to a final non-appealable order or judgment by a court of competent jurisdiction, against any Earnout Payment or any other payments to be made to the Company Stockholders (directly or indirectly through the Company) following the Closing.

(b)          Notwithstanding Section 1.7, if at the time any Earnout Payment is due and payable there shall be any outstanding Indemnification Demand delivered in accordance with Section 8.4(a), the amount of Damages with respect to which there has not been a final determination in accordance with this Article VIII, then Acquirer shall be entitled, but shall not be required, to withhold from such Earnout Payment the amount of Damages the Acquirer Indemnified Party reasonably estimates to be subject to such Indemnification Demand. If the final amount of Damages for such Indemnification Demand is determined in accordance with this Article VIII to be less than the amount withheld from such Earnout Payment, then Acquirer shall promptly, and in any event within five Business Days following the final determination of the amount of such Damages, deliver the difference to the Exchange Agent for distribution to the Company Stockholders pursuant to Section 1.4. If the final amount of Damages for such Indemnification Demand is determined in accordance with this Article VIII to exceed the amount by which such Earnout Payment was reduced for such claim, then Acquirer shall continue to be entitled to indemnification for the amount of such excess subject to the terms and conditions of this Article VIII.

***Certain Confidential Information Omitted

8.10       Tax Treatment of Payments.  The parties hereto agree to treat any payments made pursuant to this Article VIII as adjustments to the consideration paid to the Company Stockholders under Section 1.3 for all Tax purposes to the maximum extent permitted by Law.

ARTICLE IX
General Provisions

9.1          Stockholders’ Agent.

(a)         By the adoption of the Merger, and by receiving the benefits hereof, including any consideration payable hereunder, each Company Stockholder shall be deemed to have approved  Shareholder Representative Services LLC as the Stockholders’ Agent as of Closing for all purposes in connection with this Agreement and any related agreements.  The Stockholders’ Agent shall be the agent, representative and attorney-in-fact for and on behalf of the Company Stockholders to: (i) execute, as the Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) following Closing, give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Company Stockholder, to or from Acquirer relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Stockholder individually), (iii) pursuant to Section 1.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of the Adjusted Cash Consideration, Closing Working Capital and/or Acquirer’s calculation of Net Revenue for FY22, (iv) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Escrow Account pursuant to the terms of Section 1.6 or Article VIII hereof (including by not objecting to such claims), (iv) object to such claims pursuant to Section 1.6 or Article VIII, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Company Stockholder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Company Stockholders, (vii) following Closing, consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Company Stockholders (other than with respect to the issuance of the Merger Consideration less the Escrow Amount) in accordance with the terms hereof and in the manner provided herein, and (ix) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Company Stockholder and as having the duties, power and authority provided for in this Section 9.1.  The Company Stockholders shall be bound by all actions taken and documents executed by the Stockholders’ Agent under this Agreement, and Acquirer and Merger Sub shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent.  The Person serving as the Stockholders’ Agent may be removed or replaced from time to time, or if such Person resigns from his, her or its position as the Stockholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Account (or, in the event that there is no cash then held in the Escrow Account by the Company

Stockholders collectively having a Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Acquirer.  No bond shall be required of the Stockholders’ Agent.

(b)         The Stockholders’ Agent will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Stockholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Company Stockholders shall indemnify the Stockholders’ Agent against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith, gross negligence or willful misconduct of the Stockholders’ Agent, the Stockholders’ Agent will reimburse the Company Stockholders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. Representative Losses may be recovered by the Stockholders’ Agent from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Company Stockholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Stockholders; provided, that while the Stockholders’ Agent may be paid from the aforementioned sources of funds, this does not relieve the Company Stockholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Stockholders’ Agent be required to advance its own funds on behalf of the Company Stockholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Stockholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Agent hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Agent or the termination of this Agreement.

(c)          Upon the Closing, the Company will wire US$ 200,000 (the “Expense Fund”) to the Stockholders’ Agent, which will be used for any expenses incurred by the Stockholders’ Agent. The Company Stockholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Stockholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Agent will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Stockholders’ Agent’s responsibilities, the Stockholders’ Agent will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the Company Stockholders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Company Stockholders at the time of Closing.

(d)        After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 9.1(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Stockholders and shall be final, binding and conclusive upon each such Company Stockholder; and each Acquirer Indemnified Party shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Stockholder.  Acquirer, Merger Sub and the Surviving Corporation are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.

9.2         Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission (with receipt verified by electronic confirmation), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or e-mail address set forth beneath the name of such party below (or to such other address or e-mail address as such party shall have specified in a written notice given to the other parties hereto):

(i)           if to Acquirer or Merger Sub, to:

Castle Biosciences, Inc
505 S. Friendswood Drive, 4th Floor
Friendswood, TX  77546
Attention:  Frank Stokes and Derek Maetzold
Email:  [***] and [***]

with a copy (which shall not constitute notice) to:

Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
Attention: Barbara L. Borden
E-mail: bordenbl@cooley.com

(ii)          if to the Company, to:

Michael J. Hoerres
235 William Pitt Way
Pittsburgh PA 15238
Email: [***]

with a copy (which shall not constitute notice) to:

Metz Lewis Brodman Must O’Keefe LLC
535 Smithfield Street, Suite 800
Pittsburgh, PA 15222-2305
Attention:  LeRoy L. Metz, Esq.
Email: LMetz@metzlewis.com

if to the Stockholders’ Agent, to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: [***]
Telephone: [***]

***Certain Confidential Information Omitted

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.,
650 Page Mill Road
Palo Alto, CA 94304-1050
Attention: Michael Coke
Email:   mcoke@wsgr.com

9.3        Interpretation.  When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated.  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review and properly indexed by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement.  The symbol “$” refers to United States Dollars.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”  All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”  Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4       Amendment.  Subject to Law, the parties hereto may amend this Agreement by authorized action at any time prior to Closing pursuant to an instrument in writing signed on behalf of each of the parties hereto (except for the Stockholders’ Agent); provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Law requires further approval by the Company Stockholders without such further approval.  To the extent permitted by Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.

9.5       Extension; Waiver.  At any time at or prior to the Closing, any party hereto (except for the Stockholders’ Agent) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company, (II) after the Closing with respect to the Company Stockholders and/or the Stockholders’ Agent, signed by the Stockholders’ Agent and (III) with respect to Acquirer and/or Merger Sub, signed by Acquirer.  Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6         Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7         Entire Agreement; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.17 is intended to benefit the Company Indemnified Parties).

9.8       Assignment.  Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9       Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10       Remedies Cumulative; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.11       Governing Law.  This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to different jurisdiction. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions and such documents, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such a Delaware State or Federal court.  The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

9.12    Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.13      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES TO IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY LITIGATION.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Castle Biosciences, Inc.

By:	/s/ Derek Maetzold
Name:	Derek Maetzold
Title:	President and Chief Executive Officer

Space Merger Sub, Inc.

By:	/s/ Derek Maetzold
Name:	Derek Maetzold
Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Cernostics, Inc.

By:	/s/ Michael J. Hoerres
Name:	Michael J. Hoerres
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Shareholder Representative Services LLC

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

As used herein, the following terms shall have the meanings indicated below:

“Accredited Securityholder” shall mean a Company Stockholder or Optionholder who has completed and delivered to the Company and Acquirer prior to the Closing Date a duly executed AIQ, in form and substance reasonably satisfactory to Acquirer, certifying that such Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or is determined by Acquirer in its reasonable discretion to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Acquirer Common Stock” means Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer Stock Price” means $65.03 per share of Acquirer Common Stock.

“Adjusted Cash Consideration” means (i) the Initial Cash Amount plus (ii) the Estimated Company Cash minus (ii) the Estimated Company Debt minus (iv) the Estimated Unpaid Company Transaction Expenses plus (v) the amount (if any) by which Estimated Closing Working Capital exceeds Target Working Capital, minus (vi) the amount (if any) by which Target Working Capital exceeds Estimated Closing Working Capital.

“Adjustment Escrow Amount” means $[***].

“Adjustment Escrow Funds” means the Adjustment Escrow Amount, as the same may be increased by investment earnings or decreased by investment losses, payments made in satisfaction of the adjustment payments to Purchaser pursuant to Section 1.6(f) or Escrow Distributions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Exercise Amount” means the aggregate exercise price of all Company Options outstanding as of immediately prior to the Effective Time, as set forth on the Estimated Closing Statement.

“AML Laws” mean all applicable laws, judgments, orders, executive orders, decrees, ordinances, directives, rules, regulations, statutes, case law or treaties concerning or related to terrorism financing or money laundering, including the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., as amended by the USA PATRIOT Act, and its implementing regulations, the Money Laundering Control Act, 18 U.S.C. §§ 1956 and 1957, and any related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any relevant Governmental Entity.

***Certain Confidential Information Omitted

“Anti-Corruption Law” means any Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Bonus Agreements” shall mean the Retention Bonus Letters between the Company and each of [***] and [***] dated as of October 13, 2021 pursuant to which payments shall be made at the Closing to [***] and [***] (each a “Bonus Participant”) in the amounts and as otherwise set forth therein.

“Business” means the business of the Company as currently conducted including the development, marketing, sale and license of Company Products.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in Galveston, Texas.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.

“CLIA” shall mean the Clinical Laboratories Improvements Act of 1967 and Amendments of 1988 and the regulations, rules and guidance promulgated thereunder.

“Closing Working Capital” means the Net Working Capital as of 11:59 pm (Eastern Time) on the last Business Day immediately preceding the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means [***].

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Cash” means the aggregate amount of all unrestricted cash and cash equivalents (excluding security or similar deposits or cash collateral and marketable securities of the Company) determined in accordance with GAAP, in each case, including any cash resulting from “inbound” checks, wires, or drafts deposited by the Company or initiated for the benefit of an account of the Company, as applicable, prior to 11:59 P.M., Eastern Time, on the date immediately prior to the Closing Date that clear thereafter, but reduced by any cash on account of “outbound” checks, wires, or drafts issued by the Company or initiated by the Company for the benefit of an account of any other Person that is not the Company, as applicable, prior to 11:59 P.M., Eastern Time, on the date immediately prior to the Closing Date that clear thereafter.

***Certain Confidential Information Omitted

“Company Common Stock” means, collectively, the Common Stock, par value $0.001 per share, of the Company.

“Company Debt” means, without duplication: (i) all indebtedness of the Company for borrowed money, (ii) all indebtedness of the Company evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iv) all obligations of the to pay rent or other payment amounts under a lease which is required to be classified as a capital lease in accordance with GAAP, (v) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (vi) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vii) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (viii) all premiums, penalties, termination payments, balloon payments, accrued interest, deferred interest, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment or repayment, as a result of the consummation of the Transactions or in connection with any lender consent or termination of Encumbrance, (ix) any Pre-Closing Taxes (other than Transaction Payroll Taxes), whether due prior to, on, or after the Closing, that have not been paid as of the 11:59 p.m. Eastern time on the day immediately prior to the Closing Date, (x) any Reimbursement Obligations and (xi) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (x) appertaining to third parties.

“Company Employee” or “Employee” means any and all employees of the Company, whether an employment agreement was signed with them or not and any Person with whom an employee-employer relationship may exist between such Person and the Company.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to, used or held for use by the Company or otherwise used in the conduct of the Business.

“Company Option Plans” means, the Company’s 2010 Stock Plan and the Company’s 2021 Equity Incentive Plan.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Capital Stock.

“Company-Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by, or that is exclusively licensed to, the Company.

“Company Preferred Stock” means, collectively, the Company Series A-1 Preferred Stock and the Company Series B-1 Preferred Stock.

“Company Products” means all products or services currently or at any time produced, developed, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

“Company Securityholders” means, collectively, the Company Stockholders and the Company Optionholders.

“Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Intellectual Property or Company Products.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Transaction Expenses” means the following fees, expenses, costs and payments incurred in connection with or related to the Merger, this Agreement or the other Transactions and that have been paid or are payable by the Company, including any such fees, expenses, costs and payments incurred or payable by employees of the Company and/or Company Securityholders that are paid for or to be paid for by the Company based on arrangements made by the Company or any stockholder or employee of the Company prior to the Closing, whether or not billed or accrued prior to, at or after the Closing: (i) any fees, expenses and costs of legal counsel and accountants; (ii) the maximum amount of fees, expenses, costs and payments payable to underwriters, financial advisors, investment bankers, brokers, finders, consultants, other third party service providers and other advisors of the Company, notwithstanding any escrows or other contingencies; (iii) any change of control, bonus, severance, termination, management incentive plan payments (including pursuant to the Bonus Agreements or retention payments or obligations or similar amounts that become due and payable by the Company in connection with the entry into this Agreement and/or the consummation of the Merger, and amounts paid to employees in respect of any promised but not granted Company Options, (iv) Transaction Payroll Taxes, and (v) the amount of the premium payable with respect to the Tail Insurance Coverage.

“Confidential Information” means all confidential or non-public information of the Company (including trade secrets, know- how and other proprietary and confidential information, including software, source code and executable code, genomic, patient data and other databases, data compilations and collections, customer lists, supplier lists, schematics, ideas, algorithms and processes) or provided by any other Person to the Company or any of the Subsidiaries.

“Continuing Employees” means the full-time employees of the Company who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective Subsidiaries and execute an Offer Letter prior to the Effective Time or are Existing Arrangement Employees, and, in each case, who accept employment with and/or remain employees of the Surviving Corporation or become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Damages” shall mean losses, costs, Taxes, damages and expenses, including reasonable out-of-pocket attorneys’ fees and expenses and reasonable fees and expenses of other professionals and experts, that have been incurred or properly paid by an Acquirer Indemnified Party; provided, however, that  “Damages” shall not include any speculative, special, indirect, exemplary, unforeseeable and punitive damages (in each case, except to the extent paid or payable by an Indemnified Party to a Third Party in connection with a Third-Party Claim).

“Delaware Law” means the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the Delaware Law in connection with the Merger.

“Earnout Acquirer Stock Price” means the volume weighted average price of Acquirer Common Stock for the fifteen (15) trading days ended December 30, 2022.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Employee Options” means each In-the-Money Option (or portion thereof) that is held by a current or former employee of the Company.

“Environmental Laws” shall mean all Laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity relating to pollution, protection of the environment, protection of human health and safety, or which prohibit, regulate or control any Hazardous Substance or Hazardous Substance Activity.

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“Escrow Amount Per Share” means the Escrow Amount divided by the Participating Share Number.

“Estimated Closing Statement” means a certificate executed by the Chief Executive Officer of the Company, certifying the Company’s good faith estimate of: (i) the calculation of the aggregate amount of Company Cash as of immediately prior to the Effective Time (the “Estimated Company Cash”), (ii) the aggregate amount of outstanding Company Debt (the “Estimated Company Debt”) as of immediately prior to the Effective Time, including an itemized list of each such item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, (iii) an itemized list of any Unpaid Company Transaction Expenses (the “Estimated Unpaid Company Transaction Expenses”) and the Persons to whom such Unpaid Company Transaction Expenses are owed, (iv) the calculation of Closing Working Capital (the “Estimated Closing Working Capital”), (v) the calculation of the Aggregate Exercise Amount (the “Estimated Aggregate Exercise Amount”), and (vi) the calculation of the Adjusted Cash Consideration, the Stock Consideration Value and the Total Closing Consideration Value (including each component of each of such calculations).

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Expense Fund Per Share” means the Expense Fund divided by the Participating Share Number.

“Indemnity Escrow Amount” means $[***].

“Indemnity Escrow Funds” means the Indemnity Escrow Amount, as the same may be increased by investment earnings or decreased by investment losses, the indemnification obligations owed to Acquirer Indemnified Parties from time to time or Escrow Distributions.

“Initial Cash Amount” means $20,000,000, or, if Acquirer has made a Cash Election, $30,000,0000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration.

“Fraud” means fraud under Delaware law with an element of scienter.

“Fully Diluted Company Capital Stock” means the sum, without duplication, of (i) aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis), (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Options (whether vested or unvested) but excluding any Company Options that are not In-the-Money Company Options, and (iii) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any direct or indirect, vested or unvested, rights (other than Company Options) to acquire shares of Company Capital Stock on an as-converted-to-Company Common Stock basis (whether or not immediately exercisable) outstanding immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Contract” means any contract, task order, delivery order, purchase order, grant, or other binding commitment between the Company and a Governmental Entity.  “Government Contract” also includes any subcontract, subgrant, reseller agreement, or other agreement (at any tier) of the Company (i) with another entity under a prime contract held by the Company and (ii) with another entity that holds either a prime contract or other agreement with such a governmental agency or a subcontract or other agreement (at any tier) under such a prime contract.

***Certain Confidential Information Omitted

“Government Contract Bid” means any quotation, offer, bid or proposal made by the Company that, if accepted, would result in or lead to a Government Contract.  For avoidance of doubt, the term Government Contract Bid includes only quotations, offers, bids or proposals that have not expired and for which award has not been made.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, or any governmental regulatory authority involved in regulating any aspect of the market approval, sale, distribution or use of a Company Product, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Hazardous Substance” shall mean any material, waste, emission, or substance that has been designated by Law (including federal, state, foreign and local Law), or by any Governmental Entity pursuant to authority provided by applicable federal, state or local Law to be radioactive, toxic, a pollutant, a contaminant, hazardous, or otherwise a danger to health, reproduction, or the environment.

“Hazardous Substance Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, including any required payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements (including RoHS, WEEE, and China RoHS) mandated by Law.

“Health Laws” means all applicable laws pertaining to health care regulatory matters to the extent applicable to the Company’s business as currently conducted, including, but not limited to: (i) the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq.), the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq.), including the Medicare Advantage program and any other federal, state or local governmental health care programs, including applicable program requirements; (ii) any criminal Laws relating to health care, including all criminal false claims statutes (e.g., 18 U.S.C. Sections 287 and 1001) and the Eliminating Kickbacks in Recovery Act (18 U.S.C. § 220); (iii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (iv) all applicable laws concerning the privacy and/or security of sensitive data, including the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d-1329d-8, as amended by the  Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) and state data breach notification Laws; (v) all applicable laws relating to health care fraud and abuse, including but not limited to the civil False Claims Act of 1863 (31 U.S.C. Section § 3729 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) et seq.), and the Stark Act (42 U.S.C. § 1395nn); (vi) all federal and state self-referral prohibitions, state anti-kickback, illegal remuneration and provider conflict of interest Laws; (vii) the Exclusions Law (42 U.S.C. Section 1320a‑7); (viii) the CLIA; (ix) all applicable state Laws governing laboratory and laboratory personnel licensure; (x) the Federal Food, Drug, and Cosmetic Act, including the rules, regulations, and guidance promulgated thereunder (“FDCA”); (xi) the Public Health Service Act, and the rules, regulations, and guidance promulgated thereunder (“PHSA”); and (xii) all other applicable quality, safety certification and accreditation standards and requirements, including any law the purpose of which is to ensure the safety, efficacy and quality of medical, biotechnology, diagnostic and similar products by regulating the research, development, manufacturing and distribution of these products, including, but not limited to, Laws relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, which may exist or be created under the laws of any and all jurisdictions throughout the world, in any and all media, for the entire duration of such rights: (a) patents, industrial property rights, utility models, industrial designs, and all applications therefor and all reissues, divisions, re-examinations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in, arising out of, or associated with inventions and discoveries anywhere in the world (whether or not patentable), including invention disclosures, improvements, concepts, methods, processes, protocols, specifications, designs, formulae, patterns, and techniques and other forms of technology; (b) rights in, arising out of, or associated with Confidential Information; (c) trade names, logos, trade dress, trademarks and service marks and other source identifiers, and all registrations and applications therefor, and any and all goodwill associated with and symbolized by the foregoing items; (d) Internet domain names, domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses and similar rights, and any and all goodwill associated with and symbolized by the foregoing items; (e) works of authorship and rights in, arising out of, or associated therewith, including copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, software, source code and executable code (whether embodied in software, firmware or otherwise), programs, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, files, records, schematics, data, data structures, databases, data compilations and collections, database rights, mask works, mask work rights, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, genomic and/or patient data databases, and moral and economic rights of authors and inventors, however denominated; (f) rights of privacy and publicity; (g) all similar or equivalent rights to any and all of the foregoing in (a) through (f); (h) all tangible embodiments of the foregoing in (a) through (g) (including samples, summaries and studies); and (i) all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge, in the case of the Company, of Mike Hoerres, Rebecca Critchley-Thorne, Ahmad Algohary, Alicia Angelo, Jon Shuler, Ian Fladoos, Cheryl Swass, Lisa Bichsel and Stephanie Kitsko of such fact, circumstance, event or other matter after reasonable inquiry.

“Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses, including AML Laws, Health Laws, State Licensing Laws, OFAC Laws, Unclaimed Property Laws, data privacy laws, Tax laws and data security laws.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Lock-Up Restriction” means a lock-up arrangement, to be implemented through instructions by Acquirer to its transfer agent, legends and any other procedures deemed reasonably appropriate by Acquirer, which prevents the sale, transfer or other disposition of any shares of Acquirer Common Stock issued pursuant to the Merger, or any interest therein, for a period of ninety (90) days following the Closing Date.

“Material Adverse Effect” with respect to any Person, means any change, event, development, state of facts, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets (including intangible assets), operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent (and only to the extent) that any such Effect results from: (A) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally, (B) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (1) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (C) changes in the molecular diagnostic industry in which such Person operates, (D) changes in Law or (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), (E) the effect of any change arising in connection with earthquakes, fires, hurricanes, tsunamis, tornadoes, floods, mudslides and other similar destructive natural events, or any epidemics or pandemics (including COVID-19), (F) political conditions in the United States or the effect of any change arising in connection with acts of war, sabotage or terrorism or military actions, sabotage, curfews, riots, demonstrations or public disorders or any worsening or escalation of the foregoing, (G) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, or (H) any failure by such Person to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); except, in the case of clauses (A) through (F), to the extent that any of such Effects affect such Person disproportionately as compared to other molecular diagnostics companies in the United States; or (ii) materially and adversely affects, or would reasonably be likely to materially and adversely affect, such Person’s ability to perform or comply with the material covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Law.

“Maximum Earnout Value” means an amount equal to $50,000,000.

“Merger Consideration” means, collectively, the cash and Acquirer Common Stock to which holders of Company Capital Stock and In-the-Money Company Options shall become entitled pursuant to pursuant to Section 1.3(b)(i), Section 1.3(b)(ii) and Section 1.3(b)(iii), which, for the avoidance of doubt, excludes any Earnout Payments (if and when earned) pursuant to Section 1.7.

“Nasdaq” means the NASDAQ Global Market.

“Net Revenue” shall mean the amounts, determined in accordance with GAAP and Acquirer’s revenue recognition policies, that Acquirer and its Affiliates recognize for providing TissueCypher Tests for customers during the relevant period [***], reduced only by the following amounts to the extent allocable to such sales of the TissueCypher Test to third parties and to the extent consistent with Acquirer’s practices for products of like character: [***].  When calculating the Net Revenue for any period, the amount of such sales in foreign currencies shall be converted into United States dollars pursuant to the foreign exchange rate used by Acquirer in its financial reporting in accordance with GAAP for such period.

“Net Working Capital” means, as of any time of determination, the aggregate amount of current assets of the Company as of such time, minus the aggregate amount of current liabilities of the Company as of such time, in each case determined on a consolidated basis in accordance with GAAP. “Net Working Capital” shall (a) not include any amounts with respect to Unpaid Company Transaction Expenses, Company Debt, or Closing Cash and (b) not include any amounts with respect to Tax assets.

“Non-Employee Option” means each Company Option that is not an Employee Option.

“OFAC Laws” means all laws (1) administered and enforced in whole or in part by the Office of Foreign Assets Control of the United States Department of the Treasury or (2) otherwise relating to the enforcement of economic and trade sanctions based on United States foreign policy and national security goals, including, but not limited to, the following (together with their implementing regulations, in each case, as amended from time to time): the International Security and Development Cooperation Act (ISDCA) (22 U.S.C. §23499aa-9 et seq.); the Trading with the Enemy Act (TWEA) (50 U.S.C. §5 et seq.); the International Emergency Economic Powers Act (50 U.S.C. §1701 et seq.); the Antiterrorism and Effective Death Penalty Act (8 U.S.C. §1189 et seq.); and the United Nations Participation Act (22 U.S.C. §287c et seq.).

***Certain Confidential Information Omitted

“Option Consideration” means, for any In-the-Money Company Option: an amount in cash, without interest, equal to the product of (i) the Spread Value of such In-the-Money Company Option multiplied by (ii) the number of shares of Company Common Stock that were subject to such In-the-Money Company Option immediately prior to the Effective Time.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, corporate integrity agreement, deferred prosecution agreement, settlement agreement, rule, preliminary or permanent injunction, temporary restraining order or other order.

“ordinary course of business” means any action taken by a Person if: (i) such action is consistent with such Person’s past practice, (ii) is taken in the ordinary course of such Person’s normal day-to-day operations and (iii) such action is not required under Law or the organizational documents of such Person to be authorized by such Person’s stockholders, board of directors or any committee thereof and does not require any other separate or special authorization pursuant to any Contract or Law.

“Pandemic Response Laws” means the CARES Act, the Families First Act, the COVID-related Tax Relief Act of 2020, the Payroll Tax Executive Order, and any other similar or additional federal, state, local, or foreign Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Participating Share Number” means the sum, without duplication, of (i) aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis) and (ii) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any direct or indirect, vested or unvested, rights (other than Company Options) to acquire shares of Company Capital Stock on an as-converted-to-Company Common Stock basis (whether or not immediately exercisable) outstanding immediately prior to the Effective Time (excluding any Company Options that are not In-the-Money Company Options).

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65).

“Per Share Cash Percentage” means (i) with respect to shares of Company Capital Stock held by Unaccredited Securityholders, 100% and (ii) with respect to shares of Company Capital Stock held by Accredited Securityholders, the percentage resulting from dividing (i) the Adjusted Cash Consideration  by (ii) the sum of (A) the Adjusted Cash Consideration plus (B) the Stock Consideration Value.

“Per Share Closing Consideration” means, for any share of Company Capital Stock, (i) an amount in cash, without interest, equal to the product of (A) the Per Share Closing Total Value multiplied by (B) the Per Share Cash Percentage and (ii) a number of shares of Acquirer Common Stock equal to the quotient of (A) the product of (x) the Per Share Closing Total Value multiplied by (y) the Per Share Stock Percentage divided by (B) the Acquirer Stock Price.

“Per Share Earnout Payment” shall mean for each Earnout Payment that becomes payable the quotient of (i) the Earnout Payment amount, divided by (ii) the Fully Diluted Company Capital Stock.

“Per Share Excess Amount” shall mean an amount in cash equal to the quotient of (i) the Excess Amount divided by (ii) the Fully Diluted Company Capital Stock.

“Per Share Stock Percentage” means the percentage equal to (i) 100% minus (ii) the Per Share Cash Percentage.

“Per Share Closing Total Value” means an amount equal to the quotient of (i) the sum of (A) the Total Closing Consideration Value plus (B) the Estimated Aggregate Exercise Amount divided by (ii) the Fully Diluted Company Capital Stock.

“Permitted Encumbrances” means:  (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the face of the Company Balance Sheet in accordance with GAAP, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) liens in favor of customs and revenue authorities arising as a matter of Law to secure payments of customs duties in connection with the importation of goods.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means (A) any information relating to an identified or identifiable natural person or household including, without limitation, names, email addresses, phone numbers, job titles, employee identification numbers, location information, ZIP codes, Social Security Numbers, driver’s license numbers, government identification numbers, birthdates, addresses, resumes, health information (as defined in 45 CFR § 160.103), credit or debit card numbers, financial account numbers, MAC addresses, IP addresses, unique device identifiers, Unique Identifier Headers (UDIH), serial numbers, account or authentication credentials, passwords and to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or household is otherwise considered personally identifiable information, personal information, nonpublic personal information, individually identifiable health information or other analogous term under Law; (B) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, household, user, computer, mobile or other device, or instance of any application or mobile application; (C) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, household, user, computer, mobile or other device or instance of any application or mobile application, (D) any device ID, device activity data or data collected from a networked physical object, and (E) any of the foregoing data that is aggregated, anonymized or de-identified.

“PPP” means the Paycheck Protection Program administered by the SBA.

“Pre-Closing Tax Period” shall mean any taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Tax Period ending on and including the Closing Date.

“Pre-Closing Taxes” shall mean any and all Taxes (i) of the Company relating or attributable to any Pre-Closing Tax Period, including any Taxes that are not yet due and payable (including any deferred payroll taxes), (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation, (iii) of any Person other than the Company imposed on the Company as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, and/or (iv) arising in connection with any payment required pursuant to, or arising as a result of, the transactions contemplated by this Agreement or any other Transaction Document, including any Transaction Payroll Taxes and the Company Stockholders’ share of Transfer Taxes pursuant to Section 5.13(c); provided, however, that Pre-Closing Taxes shall not include Acquirer’s share of Transfer Taxes pursuant to Section 5.13(c). For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

“Pro Rata Share” means, with respect to each Company Stockholder, a percentage equal to (i) the portion of the Merger Consideration such Company Stockholder is entitled receive pursuant to Section 1.3(a), Section 1.3(b)(i), Section 1.3(b)(ii) and/or Section 1.3(b)(iii) divided by (ii) the aggregate Merger Consideration all Company Stockholders are entitled to receive pursuant to Section 1.3(a), Section 1.3(b)(i), Section 1.3(b)(ii) and/or Section 1.3(b)(iii), in each such case, valuing all shares of Acquirer Common Stock issuable pursuant to Section 1.3(b)(i), Section 1.3(b)(ii) and/or Section 1.3(b)(iii) at the Acquirer Stock Price.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, receipt, recording, organization, safeguarding, security, structuring, storage, adaptation, enhancement, enrichment or alteration, ingestion, compilation, combination, retrieval, consultation, analysis, use, disclosure by transmission, sharing, transfer, dissemination or otherwise making available, alignment or combination, restriction, de-identification, erasure or destruction.

 “Registered” means registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Reimbursement Condition” means (i) the Medicare Clinical Laboratory Fee Schedule (“CLFS”) rate for the TissueCypher Test is at least $[***] per claim for all of FY 2022 and [***]% of Medicare claims for TissueCypher Tests in FY 2022 are paid at [***]% or higher of the $[***] per claim rate; (ii) no more than [***]% of Medicare claims for the TissueCypher Test in FY 2022 are rejected for payment; and (iii) the Surviving Corporation does not receive from [***] a local coverage decision denying coverage for the TissueCypher Test for FY 2022 or any other communication

***Certain Confidential Information Omitted

from [***] during the period from the Closing Date until [***], indicating that reimbursement or payment for TissueCypher Tests will be denied or limited.

“Reimbursement Obligations” shall have the meaning set forth on Schedule 8.1(i).

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Sanctions” means any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, trade embargoes, anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by (i) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing executive order, (ii) the United Nations Security Council, (iii) the European Union or any European Union member state, (iv) Her Majesty’s Treasury of the United Kingdom, or (v) any other relevant Governmental Entity.

“Sanctions Target” means any Person (i) that is the subject or target of any Sanctions, (ii) named in any Sanctions-related list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the OFAC list of “Specially Designated Nationals and Blocked Persons”, (iii) operating, organized or resident in a country or territory that is itself the subject of territory-wide sanctions, (iv) with which any party is prohibited from dealing or otherwise engaging in any transaction by any Sanctions or (v) owned or controlled by any such Person or Persons described in the foregoing clauses (i)-(v).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Non-U.S. Political Figure” means (i) a senior official in the executive, legislative, administrative, military, or judicial branches of a non-U.S. government (whether elected or not), (ii) a senior official of a major non-U.S. political party, (iii) a senior executive of a non-U.S. government-owned corporation or (iv) any corporation, business, or other entity that has been formed by, or for the benefit of, any individual described in clauses (i), (ii), or (iii) of this definition.

“Series A-1 Closing Per Share Consideration” means, for any share of Company Capital Stock, (i) an amount in cash, without interest, equal to the product of (A) the Series A-1 Closing Per Share Value multiplied by (B) the Per Share Cash Percentage, and (ii) a number of shares of Acquirer Common Stock equal to the quotient of (A) the product of (x) the Series A-1 Closing Per Share Value multiplied by (y) the Per Share Stock Percentage divided by (B) the Acquirer Stock Price.

“Series A-1 Closing Per Share Value” means an amount equal to (i) the Series A-1 Liquidation Preference Per Share plus (ii) the Per Share Closing Consideration.

“Series A-1 Liquidation Preference Per Share” means $0.384615.

“Series B-1 Closing Per Share Consideration” means, for any share of Company Capital Stock, (i) an amount in cash, without interest, equal to the product of (A) the Series B-1 Closing Per Share Value multiplied by (B) the Per Share Cash Percentage, and (ii) a number of shares of Acquirer Common Stock equal to the quotient of (A) the product of (x) the Series B-1 Closing Per Share Value multiplied by (y) the Per Share Stock Percentage divided by (B) the Acquirer Stock Price.

***Certain Confidential Information Omitted

“Series B-1 Closing Per Share Value” means an amount equal to (i) the Series B-1 Liquidation Preference Per Share plus (ii) the Per Share Closing Consideration.

“Series B-1 Liquidation Preference Per Share” means $1.807503.

“Software” means all computer software, the tangible media on which it is recorded (in any form) and all supporting documentation, including, without limitation, input and output format, program listings, narrative descriptions, source code, object code, executable code, algorithms, logic and development tools, operating instructions, construction and design specifications, training materials and user manuals, and data and databases, including those pertaining to the design, operation, maintenance, support, development, performance, and configuration of such software, together with all translations, adaptations, modifications, derivations, combinations and derivative works thereof.

“Specified Representations” means, collectively, the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3(a), Section 2.3(b) and Section 2.3(e), the first sentence of Section 2.5, Section 2.10, Section 2.14, Section 2.18, Section 3.1, Section 3.2(a) and Section 3.7.

“Spread Value” means, with respect to any In-the-Money Company Option, an amount equal to (i) the Per Share Closing Total Value less (ii) the per share exercise price of such In-the-Money Company Option.

“Stock Consideration Value” means $10,000,000, provided that if a Cash Election has been made, the Stock Consideration Value shall be $0.

“Straddle Tax Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Takeover Inquiry” means, with respect to the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company to Acquirer) that would reasonably be expected to lead to an Takeover Proposal.

“Takeover Proposal” shall mean an offer, proposal or indication of interest involving the Company and any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of the outstanding voting or equity securities of the Company, (ii) any merger, acquisition, amalgamation, consolidation, business combination, joint venture or other similar transaction involving the Company, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company, in each case other than any such transaction with Acquirer or any of its Affiliates; provided, however, that a “Takeover Proposal” shall not include (or take into account) any securities issued pursuant to the exercise, exchange or conversion of securities outstanding on the date of this Agreement.

“Target Working Capital” means an amount equal to $0.

“Tax” shall mean (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Tax Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Representations” means the representations and warranties set forth in Section 2.12

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment or amendment thereto, and information returns and reports) filed or required to be filed with respect to Taxes.

“Third-Party Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by a third party.

“TissueCypher Technology” means the spatial analytics platform developed and owned by the Company as of the Agreement Date, including the Company’s Intellectual Property, that integrate the expression results of multiple biomarkers and morphology from small tissue biopsies with proprietary algorithms to produce automated diagnostic and prognostic results.

“TissueCypher Test” means molecular diagnostic and prognostic tests performed with the Company’s TissueCypher Technology.

 “Total Company Series A-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series A-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

“Total Company Series B-1 Preferred Stock” means the sum, without duplication, of the aggregate number of shares of Company Series B-1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

“Total Closing Consideration Value” means the sum of (i) the Adjusted Cash Consideration plus (ii) the Stock Consideration Value minus (iii) the Total Liquidation Preference.

“Total Series A-1 Liquidation Preference” means the product of (i) the Series A-1 Liquidation Preference Per Share multiplied by (ii) the Total Company Series A-1 Preferred Stock.

“Total Series B-1 Liquidation Preference” means the product of (i) the Series B-1 Liquidation Preference Per Share multiplied by (ii) the Total Company Series B-1 Preferred Stock.

“Total Liquidation Preference” means the sum of (i) the Total Series A-1 Liquidation Preference plus (ii) the Total Series B-1 Liquidation Preference.

“Transaction Document” means, collectively, this Agreement and each other agreement, certificate or other document to be entered into in connection with the Transactions.

“Transaction Payroll Taxes” shall mean the employer portion of payroll, employment or similar Taxes incurred in connection with any Option Consideration payable to employees of the Corporation, Bonus Payments, bonus, severance or other termination payments, change-in-control payments, or any other compensatory payment of the Company made in connection with the Transactions, whether payable prior to, on or after the Closing Date, and whether payable by Acquirer, the Company or any of their Affiliates.

“Unclaimed Property Laws” means all laws that may be enforced by any Governmental Entity relating to unclaimed property, abandoned property and escheat, including travelers checks, wire transfers, stored value cards, money orders and other payment instruments, whether or not negotiable.

“Unaccredited Securityholder” shall mean a Company Stockholder who is not an Accredited Securityholder.

“Unpaid Company Transaction Expenses” means the Company Transaction Expenses that remain unpaid as of immediately prior to the Closing, including any contingent payments that become payable in connection with any Earnout Payments.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Term	Section
280G Stockholder Approval	5.14
401(k) Plan	1.2(b)(iv)
Accounts Receivable	2.4(e)
Acquirer	Preamble
Acquirer Adjustment Calculations	1.6(b)
Acquirer Adjustment Statement	1.6(b)
Acquirer Financial Statements	3.4(a)
Acquirer Indemnified Party	8.1
[***]	5.10(b)
Acquirer Records	1.7(b)(i)
Acquirer Prepared Returns	5.13(b)
Acquirer SEC Documents	3.3(a)
Agreement	Preamble
Agreement Date	Preamble
AIQ	Recitals
Applicable Privacy Laws	2.11(a)
Author	2.10(h)
Automatic Resale Registration Statement	5.15(a)
Bonus Payment	1.3(a)
Business Day	9.3
Bylaws	1.2(b)(ii)
Cash Election	5.18
Certificate of Incorporation	1.2(b)(ii)
Certificate of Merger	1.1(d)
Claim Notice	8.2

***Certain Confidential Information Omitted

Term	Section
Closing	1.1(c)
Closing Date	1.1(c)
COBRA	2.13(c)
Company	Preamble
Company Authorization	2.8(b)
Company Balance Sheet	2.4(b)
Company Balance Sheet Date	2.4(b)
Company Board	Recitals
Company Capitalization Representations	6.3(a)(i)
Company Disclosure Letter	Article II
Company Employee Plans	2.13(a)
Company Indemnification Provisions	5.17(a)
Company Indemnified Parties	5.17(a)
Company Securityholder Indemnified Party	8.2
Company Software	2.10(j)
Company Stockholder Approval	2.3(b)
Company Voting Debt	2.2(e)
Confidentiality Agreement	5.3(a)
COVID-19 Measures	2.13(j)
Data Agreements	2.11(a)(ii)
Designated Employees	5.10(a)
Earnout Payment	1.7(a)
Earnout Payment Schedule	1.7(b)(ii)
Effective Time	1.1(d)
e-Privacy Directive	2.11(a)(i)
ERISA	2.13(a)
ERISA Affiliate	2.13(a)
Escrow Account	1.4(c)
Escrow Agent	1.4(c)
Escrow Agreement	1.2(a)(ii)
Escrow Distributions	8.7(d)
Escrow Fund	1.4(c)
EU	2.11(a)(i)
Excess Amount	1.6(f)(ii)
Exchange Agent	1.4(a)(i)
Exchange Agent Agreement	1.2(a)(iii)
Exchange Documentation	1.4(a)(i)
Existing Arrangement Employees	5.10(a)
Existing Equity Documents	2.2(b)
Expense Fund	9.1(c)
Federal Health Care Programs	2.8(f)
Final Adjusted Cash Consideration	1.6(f)
Financial Statements	2.4(a)
Form 8-K/A	5.15(a)
FY 2022	1.7(a)(i)
GDPR	2.11(a)(i)
Government Contract	2.17(a)(xxiv)
HIPAA	2.11(a)(i)

Term	Section
Indemnification Demand	8.4(a)
Indemnification Dispute Notice	8.4(b)
Indemnified Party	8.3
Indemnifying Party	8.3
Indemnity Deductible	8.6(b)
In-the-Money Company Option	1.3(b)(iv)
Joinder Agreement	Recitals
Key Employee(s)	Recitals
Key Employee Agreements	Recitals
Letter of Transmittal	1.4(a)(i)
Lock-Up Agreements	Recitals
Material Contracts	2.17(a)
Merger	Recitals
Merger Sub	Preamble
Net Revenue Earnout Payment	1.7(a)(i)
Net Revenue Report	1.7(b)(ii)
New Litigation Claim	5.6
Non-Controlling Party	8.2
Notice of Objection	1.6(c)
Offer Letter	Recitals
Payment Programs	2.8(g)
Parachute Payment Waiver	1.2(b)(xii)
Permitted Issuances	4.2(e)
Pre-Closing Period	4.1
Registered Intellectual Property Assets	2.10(f)
Reimbursement Condition Earnout Payment	1.7(a)(ii)
Reporting Information	5.15(a)
Required Financials	6.3(f)
Resale Registration Statement	5.15(a)
Reviewing Accountant	1.6(e)
Bonus Payment	1.3(a)
Section 280G Payments	5.14
Security Breach	2.11(d)
Shortfall Amount	1.6(f)(i)
Significant Originator	2.21(c)
Significant Payor	2.21(a)
Significant Supplier	2.21(b)
Software In-Licenses	2.10(j)
Specified Stockholders	Recitals
Spreadsheet	5.8
Statement of Expenses	5.9(b)
Stock Certificates	1.4(a)(i)
Stockholder Notice	5.1(c)
Stockholders’ Agent	Preamble
Surviving Corporation	1.1(a)
Tail Insurance Coverage	5.17(b)
Termination Date	7.1(b)
Third-Party Claim	8.2
Transactions	Recitals
Transfer Taxes	5.13(c)
United States real property holding corporation	2.12(q)
Unresolved Claim	8.7(d)
WARN Act	2.13(t)
Written Consent	5.1(a)

EXHIBIT B

FORM OF JOINDER AGREMENT

EXHIBIT C

FORM OF ACCREDITED INVESTOR QUESTIONNAIRE

EXHIBIT D

FORM OF LOCK-UP AGREEMENT

EXHIBIT E

FORM OF CERTIFICATE OF MERGER

EXHIBIT F

FORM OF ESCROW AGREEMENT

EXHIBIT G

FORM OF EXCHANGE AGENT AGREEMENT

EXHIBIT H

FORM OF PARACHUTE PAYMENT WAIVER

EXHIBIT I

FORM OF LETTER OF TRANSMITTAL

EXHIBIT J

FORM OF WRITTEN CONSENT

ANNEX A

KEY EMPLOYEES

[***]

***Certain Confidential Information Omitted

ANNEX B

SPECIFIED STOCKHOLDERS

[***]

***Certain Confidential Information Omitted

Schedule 8.1(i)

“Reimbursement Obligations” means any refunds or other amounts owed by the Company to any Federal Health Care Program as a result of directly or indirectly billing any Federal Health Care Program for tests that are not reimbursable under such Federal Health Care Program, including any penalties, fines or other Liabilities resulting from such billing.

12

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of November 29, 2021, by and among Castle Biosciences, Inc., a Delaware corporation (“Acquirer”), Space Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquirer (“Merger Sub”), Cernostics, Inc., a Delaware corporation (the “Company”) and Michael J. Hoerres.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.         Acquirer, Merger Sub, the Company and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney in fact of the Company Stockholders (the “Stockholders’ Agent”), previously entered into that certain Agreement and Plan of Merger dated October 18, 2021 (the “Merger Agreement”); and

B.          Section 9.4 of the Merger Agreement provides that the parties thereto may amend the Merger Agreement by authorized action at any time prior to Closing pursuant to an instrument in writing signed on behalf of each of the parties thereto (except for the Stockholders’ Agent).

C.        The parties to this Amendment desire to amend the Merger Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

ARTICLE I Additional Party. By execution of this Amendment, Michael J. Hoerres is hereby added as a party to the Merger Agreement for purposes of Section 5.15(a) and Section 5.15(e), as amended.

ARTICLE II Section 1.7(a)(iii).  Section 1.7(a)(iii) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(iii) Acquirer may, in its sole discretion satisfy any Earnout Payment in cash or through the issuance of a number of shares of Acquirer Common Stock equal to the quotient of (A) the Earnout Payment divided by (B) the Earnout Acquirer Stock Price; provided that only cash will be paid to any Unaccredited Securityholders; provided further that the total number of shares of Acquirer Common Stock that may be issued under this Agreement, including any shares of Acquirer Common Stock issued as Merger Consideration, shall not exceed 5,034,653 shares of Acquirer Common Stock (subject to adjustment for any stock dividend, stock split, stock combination or other similar transaction), which limit is equal to 19.9% of the outstanding shares of Acquirer Common Stock as of the date of this Agreement.”

ARTICLE III Release of Escrow.

3.1.          Exhibit A.  Exhibit A of the Merger Agreement is hereby amended by adding a new definition of “Escrow Pro Rata” to read as follows:

“Escrow Pro Rata Share” means the number of shares of Company Capital Stock held by a Company Stockholder divided by the total Participating Share Number.

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3.2.          Section 8.8(c).  Section 8.8(c) is hereby deleted in its entirety and replaced with the following:

“(c) Each delivery of any portion of the Indemnity Escrow Amount to Company Stockholders pursuant to Section 8.8(b) shall be made in proportion to the Company Stockholders’ respective Escrow Pro Rata Share of the Indemnity Escrow Amount being delivered.”

ARTICLE IV Audited Financial Statements; Auditor Consent.

4.1.       Section 6.3(f).  Section 6.3(f) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(f) Audited Financial Statements. The Company shall have delivered to Acquirer audited financial statements for the fiscal year ended December 31, 2020 and, if the Closing shall occur after November 15, 2021, interim financial statements for the nine (9) month period ended September 30, 2021 and any other financial statements of Company required to be filed by Acquirer with the SEC in connection with the Transaction or Resale Registration Statement (the “Required Financials”), each in a form that will allow Acquirer to disclose such Required Financials as required pursuant to Rule 3-05 of Regulation S-X of the Securities Act and the Company shall have complied with its obligations in Section 5.15 with respect to the preparation of pro forma financial statements.”

4.2.         Section 5.15(e). Section 5.15 of the Merger Agreement is hereby amended by adding new subsection (e) to read as follows:

“(e) If the condition to Closing set forth in Section 6.3(g) is waived by Acquirer prior to Closing, then after the Closing, Michael J. Hoerres shall cooperate with Acquirer to obtain the consent of the Company’s independent auditors, Grossman Yanak & Ford LLP, in a form reasonably acceptable to Acquirer, to the inclusion of the Required Financials and such auditors’ written report thereon, in any report required to be filed by Acquirer with the SEC for any filing to be made with respect to the Merger, provided that the obligations of Michael J. Hoerres under this Section 5.15(e) shall survive from and after the Closing Date for 180 days.”

2

ARTICLE V Resale Registration Statement. Section 5.15(a) is hereby deleted in its entirety and replaced with the following:

“(a) Each of Acquirer and Michael J. Hoerres shall cooperate with respect to the preparation and filing with the SEC of a registration statement of Acquirer registering the resale by Company Securityholders holding shares of Acquirer Common Stock issued hereunder following Closing (the “Resale Registration Statement”).  If Acquirer is eligible to file a Resale Registration Statement on Form S-3 pursuant to Rule 462(e) under the Securities Act (an “Automatic Resale Registration Statement”) registering the resale by the Company Securityholders holding shares of Acquirer Common Stock issued hereunder, Acquirer shall prepare such Automatic Resale Registration Statement and the Form 8-K/A attaching the Required Financials (the “Form 8-K/A”), with the cooperation of Michael J. Hoerres, and, subject to Acquirer’s timely receipt of the Reporting Information and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use its reasonable best efforts to have such Form 8-K/A and Automatic Resale Registration Statement ready for filing with the SEC within a reasonable period following the Closing, provided that Acquirer shall only be obligated to file the Resale Registration Statement (x) during an “open trading window” as determined by Acquirer’s insider trading policies and (y) no sooner than 20 days  after Acquirer’s receipt of the Reporting Information.  Acquirer will cause the Resale Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.  The Company and, after the Closing, Michael J. Hoerres, shall use its commercially reasonable efforts to: (a) deliver prior to Closing the Required Financials, (b) upon Acquirer’s request, assist Acquirer and its Representatives in the preparation of any pro forma financial statements of the Company that may be required in connection with Acquirer’s SEC reporting obligations related to this Agreement or any of the Transactions or the filing of the Resale Registration Statement, (c) promptly furnish such information as Acquirer may reasonably request in connection with such financial statements, the Resale Registration Statement, or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions, (d) complete, execute, acknowledge and deliver, or use their reasonable best efforts to cause to be completed, executed, acknowledged and delivered by the appropriate representatives of the Company or Company Securityholders, in each case, such questionnaires and other documents, certificates and instruments as may be reasonably requested by the Acquirer in connection with the filing of the Resale Registration Statement or the financial statements or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions and (e) cause the Company’s auditors to deliver any consent required to file the Required Financials to comply with Acquirer’s SEC reporting obligations or file the Resale Registration Statement (the Required Financials, together with the information in (b), (c), and (d), the “Reporting Information”). Subject to Acquirer’s timely receipt of the Reporting Information and the Company’s and Michael J. Hoerres’ performance and compliance with their respective covenants set forth in this Section 5.15, Acquirer shall use its reasonable best efforts to file the Form 8-K/A with the SEC as soon as reasonably practicable following its preparation. Notwithstanding any other provision of this Section 5.15(a) to the contrary, the obligations of Michael J. Hoerres under this Section 5.15(a) shall survive from and after the Closing Date for 180 days.”

ARTICLE VI No Further Amendment or Waiver.   Except as expressly provided in this Amendment, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect.

ARTICLE VII Effect of Amendment.  This Amendment shall form a part of the Merger Agreement for all purposes, and each party to this Amendment and to the Merger Agreement shall be bound by this Amendment.

ARTICLE VIII Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to different jurisdiction.

ARTICLE IX No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Merger Agreement nor shall it constitute a waiver of any provision of the Merger Agreement.

ARTICLE X Entire Agreement; Counterparts.  This Amendment, the Merger Agreement (as amended by this Amendment) and the documents and instruments and other agreements specifically referred to in the Merger Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

3

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

Castle Biosciences, Inc.

By:	/s/ Derek Maetzold
Name:	Derek Maetzold
Title:	President and Chief Executive Officer

Space Merger Sub, Inc.

By:	/s/ Derek Maetzold
Name:	Derek Maetzold
Title:	President

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

Cernostics, Inc.

By:	/s/ Michael J. Hoerres
Name:	Michael J. Hoerres
Title:	Chief Executive Officer

Michael J. Hoerres

/s/ Michael J. Hoerres